FILED PURSUANT TO RULE 424(b)(3)
SEC FILE NUMBER 333-175425
JULY 25, 2011

Proxy Statement/Prospectus

URANIUM ENERGY CORP.	CONCENTRIC ENERGY CORP.

The Board of Directors of Concentric Energy Corp. ("Concentric") has scheduled a special stockholders' meeting for the purpose of approving a merger transaction (the "Merger") and voting on other matters that may properly come before the meeting. If approved, the Merger will result in Concentric being merged with and into a wholly-owned subsidiary ("Subco") of Uranium Energy Corp. ("UEC"), with Subco as the surviving corporation vested with all of Concentric's assets and property.

Stockholders of Concentric are cordially invited to attend the special meeting of Concentric stockholders which will be held at the law offices of Schlanger, Silver, Barg & Paine LLP, 109 North Post Oak Lane, Suite 300, Houston, Texas, on the 24th day of August, 2011, at 10:00 a.m. Central time. This proxy statement/prospectus provides you with detailed information about the Merger, UEC and Concentric.

UEC and Concentric entered into an agreement and plan of Merger on May 5, 2011. At the completion of the Merger, stockholders of Concentric will receive 0.1075 common shares of UEC in exchange for each share of common stock of Concentric. As of July 22, 2011, the value of the Merger consideration was $0.37 per share of Concentric, based upon the average closing price of UEC's common stock for the fifteen trading days ending on July 22, 2011. In addition, warrant holders of Concentric will receive 0.1075 share purchase warrants of UEC in exchange for each outstanding share purchase warrant of Concentric. You should read the section entitled "The Merger" for additional information.

UEC stockholders will continue to own their existing UEC shares following the Merger. UEC and Concentric anticipate that, after the Merger closes, existing UEC stockholders will own approximately 98.3% of the combined company and Concentric stockholders will own approximately 1.7% of the combined company.

UEC's common stock is traded on the NYSE Amex Equities Exchange under the symbol "UEC."

Your vote is very important. At Concentric's special meeting, Concentric stockholders will be asked to adopt the Merger Agreement. The Merger Agreement provides for, among other things, the Merger of Concentric with and into Subco, and the issuance of UEC common stock to Concentric stockholders as the Merger consideration.

This document is a prospectus relating to the shares of UEC common stock and UEC warrants to be issued pursuant to the Merger and a proxy statement for Concentric to solicit proxies for its special meeting of stockholders. It contains answers to frequently asked questions and a summary of the important terms of the Merger Agreement and related matters, followed by a more detailed discussion.

Please read the section entitled "Risk Factors" beginning on page 15 for a discussion of certain factors that you should consider when deciding on how to vote on the Merger.

This proxy statement/prospectus is dated July 25, 2011 and is first being mailed to Concentric stockholders on or about July 26, 2011.

Concentric is not a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and is not subject to the rules regarding solicitation of proxies thereunder.

Neither the Securities and Exchange Commission nor any state or provincial securities regulators have approved either the acquisition described in this proxy statement/prospectus or the common stock of UEC to be issued in the acquisition, nor have they determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The information contained in this proxy statement/prospectus speaks only as of its date unless the information specifically indicates that another date is applicable. The information contained in this proxy statement/prospectus regarding UEC has been furnished by UEC, and the information contained in this proxy statement regarding Concentric has been furnished by Concentric.

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Notice of Special Meeting of Concentric Energy Corp.

July 25 , 2011

Dear Stockholders of Concentric Energy Corp.:

You are cordially invited to attend a special meeting of stockholders of Concentric Energy Corp. ("Concentric"), to be held at the law offices of Schlanger, Silver, Barg & Paine LLP, 109 North Post Oak Lane, Suite 300, Houston, Texas at 10:00 a.m. Central time, on August 24, 2011.

At the special meeting, you will be asked to:

  approve and adopt Concentric's Merger Agreement and Plan of Merger with Uranium Energy Corp. ("UEC") dated as of May 5, 2011 (the "Merger Agreement"), pursuant to which Concentric will be merged with and into a wholly owned subsidiary of UEC ("Subco") (the "Merger"), with Subco as the surviving company of the Merger;

  approve the related transactions in the Merger Agreement described herein; and

  approve the transaction of any other business that may properly come before the special meeting, or any adjournment or postponement of the special meeting.

Pursuant to Section 92A.410(1) of the Nevada Revised Statutes, you are further notified that you are entitled to assert dissenters rights under Nevada law pursuant to Sections 92A.300 - 92A.500 of the Nevada Revised Statutes. A copy of NRS 92A.300 - 92A.500 is attached to the accompanying proxy statement/prospectus as Annex A.

UEC and Concentric entered into the Merger Agreement effective May 5, 2011, and the Merger Agreement was announced in a press release issued on May 6, 2011. The open, high, low and closing prices of UEC's shares of common stock on the NYSE Amex Equities Exchange (the "NYSE Amex") immediately prior to and after entering into and announcing the Merger Agreement were as follows:

	Price of Shares of UEC's Common Stock on the NYSE Amex
Date	Open	High	Low	Close
May 4, 2011	3.43	3.45	3.26	3.27
May 5, 2011	3.27	3.27	3.12	3.20
May 6, 2011	3.24	3.33	3.22	3.23
May 9, 2011	3.24	3.30	3.22	3.30

If the Merger is completed, each share of Concentric's common stock at the effective time of the Merger will be exchanged for 0.1075 common shares of UEC. Based on the estimated number of shares of Concentric issued and outstanding on the record date, UEC expects to issue approximately 1,253,440 common shares to Concentric stockholders in the Merger. UEC and Concentric estimate that immediately after the effective time of the Merger, former stockholders of Concentric will hold common shares of UEC representing approximately 1.7% of the then-outstanding common shares of UEC.

In addition, if the Merger is completed, all of the outstanding common stock purchase warrants of Concentric will be disposed of by the holders thereof in consideration for the issue by UEC of non-transferable common stock purchase warrants. The number of UEC warrants issuable will be determined with reference to the exchange ratio which determines the number of shares of UEC common stock that are to be issued on completion of the Merger for all of the shares of Concentric common stock. UEC expects to issue 377,447 warrants to replace Concentric warrants.

UEC's common shares are traded in the United States on the NYSE Amex under the stock symbol "UEC." On July 22, 2011 the closing price of UEC's common shares on the NYSE Amex was US$3.73 per share.

Concentric's Board of Directors has fixed the close of business on July 22, 2011 as the record date for determination of stockholders entitled to notice of, and the right to vote at, the special meeting of stockholders.

The accompanying proxy statement/prospectus contains detailed information about the Merger and the special meeting. This document is also a prospectus for the common shares and warrants of UEC that will be issued in conjunction with the Merger. Both UEC and Concentric encourage Concentric stockholders to read this proxy statement/prospectus carefully before voting, including the section entitled "Risk Factors" beginning on page 15.

For the reasons described herein, the Board of Directors of Concentric has approved the Merger Agreement and has unanimously determined that the Merger is in the best interests of Concentric stockholders. Accordingly, the Board of Directors of Concentric unanimously recommends that you vote or give instructions to vote "FOR" the proposal to adopt the Merger Agreement and complete the Merger.

An affirmative vote of a majority of the outstanding shares of Concentric common stock is required to approve the Merger Agreement and the transactions contemplated by the Merger Agreement.

Your vote is important. Whether you plan to attend the special meeting or not, please sign, date and return the enclosed proxy card or voting instruction form in the envelope provided. If your shares are held in "street name", you must instruct your broker in order to vote.

Do not send your Concentric common stock certificates to Concentric with your proxy card or voting instruction form. If the Merger Agreement is approved and the other conditions to completion of the Merger are met, then Concentric stockholders whose shares are directly registered will be asked to send in those shares, and Concentric stockholders whose shares are held in brokerage accounts will not have to do anything further and their shares will be automatically converted.

I look forward to seeing you at the special meeting and hope that you will support the proposed transaction.

By order of the Board of Directors of Concentric Energy Corp., a Nevada corporation, this notice is issued as of the date first written above.

Sincerely,

CONCENTRIC ENERGY CORP.

Per:      Ralph W. Kettell II,
             President and Chief Executive Officer

Please do not send in your stock certificates or account statements with your proxy card or voting instruction form.

Concentric is not a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and is not subject to the rules regarding solicitation of proxies thereunder.

None of the Securities and Exchange Commission, any securities commission or similar authority in Canada, or any state or foreign securities commission or similar authority has approved or disapproved the UEC common shares to be issued in connection with the Merger described in this proxy statement/prospectus, nor have they determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offence.

This proxy statement/prospectus is dated July 25 , 2011, and is first being mailed to Concentric stockholders on or about July 26, 2011.

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NOTICE OF RIGHT TO DISSENT FROM MERGER TRANSACTION BETWEEN CONCENTRIC ENERGY CORP. AND URANIUM ENERGY CORP.

Pursuant to applicable provisions of Nevada Revised Statutes Chapters 78 and 92A, this notice is being sent to inform the stockholders of Concentric Energy Corp., a Nevada corporation ("Concentric") that they have the right to assert dissenters rights in connection with, a Merger Agreement whereby Concentric will be merged with and into (the "Merger") a wholly owned subsidiary of Uranium Energy Corp. ("Subco"), a Nevada corporation (the "Surviving Entity").

Nevada Dissenters' Rights

Under Nevada law, you have dissenters' rights in connection with the Merger. Under Nevada law, the holders of Concentric's Common Stock who do not consent to the Merger have a right to obtain, in cash, the fair value of their pro rata interest in Concentric. However, if you do not strictly follow the procedures described under Nevada law, which are summarized herein, you may lose your right to a cash payment upon dissent.

Rights of Dissenting Stockholders; Common Stockholders

Holders of shares of Concentric's Common Stock who do not vote their shares in favor of the Merger are entitled to assert their dissenters rights and be paid the fair value of their shares in accordance with Nevada Revised Statutes Sections 92A.300 to 92A.500 ("Nevada Dissenters Rights Statutes"). A brief summary of the provisions of Sections 92A.300 to 92A.500 is set forth below and the complete text of the sections is set forth in Annex A attached to the accompanying proxy statement/prospectus. This description is not intended to be complete. If you are considering exercising your dissenters' rights with respect to the Merger, you should review the Nevada Dissenters Rights Statutes carefully, particularly the steps required to perfect dissenters rights. Failure to take any one of the required steps may result in termination of your right to dissent from the Merger under Nevada law. If you are considering dissenting, you should consult with your own legal counsel.

Each holder of Concentric's Common Stock who asserts dissenters' rights and who follows the procedures set forth in the Nevada Dissenters Rights Statutes will be entitled to have his, her or its shares of Common Stock purchased by Concentric for cash at the fair value of the shares, pursuant to the provisions of Nevada Revised Statutes Sections 92A.300 to 92A.500. Pursuant to Section 92A.430, a dissenter's notice must be sent by Concentric within 10 days following effectuation of the Merger. This communication is the dissenter's notice described in Nevada Revised Statutes Section 92A.430(1).

In order to exercise your right of dissent, you must:

(1)       give written notice of your intent to demand payment by delivering to Concentric the Notice of Intent to Demand Payment, in the form attached hereto as Exhibit A, on or before 10:00 a.m. (Central time), on August 24, 2011 at the following address:

Schlanger, Silver, Barg & Paine, LLP
109 North Post Oak Lane, Suite 300
Houston, Texas 77024
Attention: F. Kyle Longhofer;

and:

(2)       NOT vote your shares in favor of the Merger or cause or permit any of your shares to be voted in favor of the Merger.

Thus, any of Concentric's shareholders who wish to dissent from the Merger must not vote 'FOR' the Merger either by return of a proxy in the accompanying form or by voting in person or by proxy at the special meeting, and must provide a written notice of intent to demand payment for their shares. If a shareholder either does not provide the written notice of intent to dissent, returns a proxy without voting instructions or with instructions to vote 'FOR' the Merger, or votes in person or by proxy at the special shareholders' meeting 'FOR' the Merger, his or her shares will be counted as votes in favor of the Merger and the shareholder will lose any dissent rights.

If you do not follow the foregoing instructions, you will not be entitled to payment for your shares of stock under the Nevada Dissenters Rights Statutes. Concentric is not responsible for the non-delivery or any delays in delivery of the Notice of Intent to Demand Payment. It is the responsibility of the holder to ensure timely receipt by Concentric of the Notice of Intent to Demand Payment. Each holder should take such precautions deemed necessary to ensure that the Notice of Intent to Demand Payment is timely delivered to Concentric at the address set forth above.

Strict compliance with dissent provisions required.

This summary does not purport to provide comprehensive statements of the procedures to be followed by a dissenting stockholder who seeks payment of the fair value of his, her or its shares of Concentric's Common Stock. The Nevada Dissenters Rights Statutes establish the procedures to be followed and failure to do so may result in your loss of all dissenters' rights. Accordingly, if you desire to exercise dissenters' rights, you should carefully consider and comply with the provisions of those sections, the full text of which is set out in Annex A attached to the accompanying proxy statement/prospectus, and consult your legal advisor.

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Exhibit A
To Notice of Special Meeting of Concentric Energy Corp.

NOTICE OF INTENT TO DEMAND PAYMENT

The undersigned hereby notifies Concentric Energy Corp. of his/her/its intent to dissent from the merger of Concentric Energy Corp. with and into a wholly owned subsidiary of Uranium Energy Corp.

Name:	__________________________________________________________________
Address:	__________________________________________________________________
Number of Shares:	__________________________________________________________________
Certificate No.:	__________________________________________________________________
Date:	__________________________________________________________________

Signed:    _____________________________________

FAILURE TO RETURN THIS NOTICE OF INTENT TO DEMAND PAYMENT TO Schlanger, Silver, Barg & Paine, LLP, 109 North Post Oak Lane, Suite 300, Houston, Texas, 77024, Attention: F. Kyle Longhofer, BEFORE AUGUST 24, 2011 AT 10:00 A.M. CENTRAL TIME WILL CAUSE ALL DISSENTERS' RIGHTS TO BE LOST.

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ADDITIONAL INFORMATION

This proxy statement/prospectus refers to certain documents containing important business and financial information about UEC from documents that are incorporated by reference but not included in or delivered with this proxy statement/prospectus. You can review documents incorporated by reference in this proxy statement/prospectus free of charge through the Securities and Exchange Commission (the "SEC"), or the SEC, website (http://www.sec.gov) or by requesting them in writing or by telephone from UEC at the following addresses and telephone number:

Uranium Energy Corp. 1111 West Hastings Street, Suite 320 Vancouver, British Columbia Canada V6E 2J3 (604) 682-9775 Attention: Amir Adnani, CEO

Documents containing business and financial information about Concentric which are not contained in this proxy statement/prospectus may be obtained by writing or calling Concentric at the following address and telephone number:

Concentric Energy Corp.
17318 DeChirico Circle
Spring, Texas 77379
(301) 580-9257
Attention: Ralph W. Kettell II, President & CEO

No information about Concentric is incorporated by reference into this proxy statement/prospectus. You will not be charged for any of the documents you request.

For a more detailed description of the documents incorporated by reference into this proxy statement/prospectus and how you may obtain them, see "Where You Can Find More Information" beginning on page 14.

In order for you to receive timely delivery of the documents in advance of the Meeting, Concentric should receive your request no later than August 17, 2011, which is five business days before the date of the special meeting.

In connection with this offering, no person is authorized to give any information or to make any representations not contained in this proxy statement/prospectus. If information is given or representations are made, you may not rely on that information or those representations as having been authorized by UEC or Concentric. This proxy statement/prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this proxy statement/prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. You may not assume from the delivery of this proxy statement/prospectus, nor from any sale made under this proxy statement/prospectus, that UEC or Concentric's affairs are unchanged since the date of this proxy statement/prospectus or that the information contained in this proxy statement/prospectus is correct as of any time after the date of this proxy statement/prospectus.

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ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the SEC by UEC (File No. 333-175425 ), constitutes a prospectus of UEC under Section 5 of the U.S. Securities Act of 1933, as amended (the "Securities Act") with respect to the UEC common shares and warrants to be issued to Concentric stockholders as required by the Merger Agreement. This document also constitutes a notice of meeting and a proxy statement under Nevada corporate law, with respect to the special meeting of Concentric stockholders at which the stockholders will be asked to consider and vote upon a proposal to approve and adopt the Merger Agreement and certain transactions contemplated by the Merger Agreement.

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- i -

THE MERGER

TABLE OF CONTENTS

- ii -

BACKGROUND OF THE MERGER	30
REASONS FOR THE MERGER	32
BOARD RECOMMENDATION	32
CONCENTRIC STOCKHOLDER OWNERSHIP OF UEC, POST-MERGER	33
OTHER CONSIDERATIONS	33
RESTRICTIONS ON SALES OF SHARES OF UEC COMMON STOCK RECEIVED IN THE MERGER	33
BOARD OF DIRECTORS AND MANAGEMENT OF UEC FOLLOWING THE MERGER	34
INTERESTS OF CERTAIN PERSONS IN THE MERGER THAT MAY BE DIFFERENT FROM YOUR INTERESTS	34
THE MERGER AGREEMENT	35
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES RELATED TO THE MERGER	39
CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER	42
RESALE OF UEC COMMON SHARES	42
RELATED TRANSACTIONS AND INTERESTS OF UEC INSIDERS IN THE MERGER	46
DISSENT RIGHTS	48
EXPERTS	48
INTERESTS OF NAMED EXPERTS AND COUNSEL	49
DISCLOSURE OF SEC POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	49
INFORMATION REGARDING UEC	49
DESCRIPTION OF UEC SHARE CAPITAL	50
TRANSFER AGENT AND REGISTRAR	50
MARKET FOR UEC'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND UEC PURCHASES OF EQUITY SECURITIES	50
INFORMATION REGARDING CONCENTRIC	54
GENERAL	54
CORPORATE HISTORY	55
DISPOSITION OF NON-URANIUM ASSETS	55
EMPLOYEES	55
THE PROPERTY	55
LEGAL PROCEEDINGS	59
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF CONCENTRIC'S OPERATIONS	59
RESULTS OF OPERATIONS	59
LIQUIDITY AND CAPITAL RESOURCES	60
OFF-BALANCE SHEET ARRANGEMENTS	60
WHERE YOU CAN FIND MORE INFORMATION	59
INCORPORATION OF DOCUMENTS BY REFERENCE	61

ANNEX

A	Sections 92A.300 and following of Chapter 92A of the Nevada Revised Statutes governing Dissent Rights.

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QUESTIONS AND ANSWERS
ABOUT THE UEC / CONCENTRIC MERGER

The following are some questions that you may have regarding the proposed Merger and the other matters being considered at the special meeting of Concentric stockholders, and brief answers to those questions. UEC and Concentric urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the proposed Merger and the other matters being considered at the Concentric special meeting. Additional important information is also contained in the exhibits to, and the documents incorporated by reference in, this proxy statement/prospectus. Unless stated otherwise, all references in this proxy statement/prospectus to UEC are to Uranium Energy Corp., a Nevada corporation; all references to Concentric are to Concentric Energy Corp., a Nevada corporation; all references to Subco are to a wholly owned subsidiary of UEC, which will be the surviving company following completion of the Merger; and all references to the Merger Agreement are to the Agreement and Plan of Merger dated as of May 5, 2011, by and between UEC and Concentric described herein and which is an exhibit to the Registration Statement.

Q:          What is the proposed transaction?

A:          UEC and Concentric have entered into a Merger Agreement, pursuant to which, amongst other things, Concentric will merge with and into Subco with Subco surviving the Merger. For a more complete description of the Merger, see "The Merger."

Q:          Why am I receiving this document?

A:          Concentric is delivering this document to you because it is a proxy statement being used by the board of directors of Concentric to solicit proxies of Concentric stockholders in connection with the special meeting to adopt the Merger Agreement. In addition, this document is a prospectus being delivered to Concentric stockholders because UEC is offering shares of its common stock to Concentric stockholders in exchange for shares of Concentric common stock as well as UEC share purchase warrants to Concentric warrant holders in exchange for Concentric share purchase warrants in connection with the Merger.

Q:          What are holders of Concentric common stock being asked to vote on?

A:          Holders of Concentric common stock are being asked to:

  Adopt the Merger Agreement;

  Approve the adjournment of the special meeting, if necessary or appropriate to permit the solicitation of additional proxies if there are insufficient votes at the time of the special meeting to adopt the Merger Agreement; and

  Act upon other business that may properly come before the special meeting or any adjournment or postponement of the special meeting.

Q:          Why have UEC and Concentric decided to merge?

A:          UEC and Concentric believe that the Merger will provide strategic and potential financial benefits to the respective security holders of the companies, as it will provide UEC with Concentric's undivided 100% interest in the Anderson Property, a 7,581-acre mineral claim block located in Yavapai County, Arizona. Concentric does not have the means to fund the necessary work on this property.

Please note that it is a condition precedent to the completion of the Merger that UEC is able to achieve a contemporaneous closing of the full assignment to UEC of Global Uranium Corp.'s ("Global") rights (the "Rights") under the terms and conditions of an underlying Option and Joint Venture Agreement dated April 13, 2010 between Global and Concentric, with respect to the Anderson Property. As a consequence, UEC entered into an Acquisition Agreement with Global (the "Global Acquisition Agreement") to acquire such Rights in consideration of UEC's delivery to Global of (i) an initial payment of $150,000, (ii) a further $200,000 payment thereby releasing and assigning to UEC any security previously granted by Concentric to Global and (iii) 350,000 restricted shares of UEC's common stock and a final payment of $150,000 at the closing of the Merger.

Q:          Why is my vote important?

A:          If you do not return your proxy card by mail or submit your proxy by fax or email attachment or vote in person at the special meeting, it may be difficult for Concentric to obtain the necessary quorum to hold its special meeting.

In addition, if you are a Concentric stockholder, your failure to vote will also have the same effect as a vote "against" adoption of the Merger Agreement. With respect to the proposal to adjourn the special meeting, if necessary or appropriate in order to solicit additional proxies, an abstention will have the same effect as a vote "against" the proposal. Concentric's board of directors recommends unanimously that Concentric stockholders vote "FOR" the adoption of the Merger Agreement and "FOR" the adjournment of the Concentric special meeting, if necessary or appropriate to permit further solicitation of proxies.

Q:          When and where is the special meeting?

A:          The Concentric special meeting will take place on August 24, 2011 at 10:00 a.m. Central time, at the law offices of Schlanger, Silver, Barg & Paine LLP, 109 North Post Oak Lane, Suite 300, Houston, Texas.

For additional information relating to the Concentric special meeting, see "The Stockholder Meeting" beginning on page 25.

Q:          What will I receive in the Merger in exchange for my shares of Concentric common stock?

A:          Each share of Concentric common stock that you own will be exchanged for 0.1075 shares of UEC common stock, subject to certain possible adjustments described herein. Similarly, each Concentric share purchase warrant that you own will be exchanged for 0.1075 UEC shares purchase warrants. This 0.1075 ratio is referred to as the "Exchange Ratio" in the Merger Agreement. UEC will not issue fractional shares or warrants to you. Instead, any fractions of 0.5 and more in respect of your aggregate Concentric shares or warrants will be rounded up to the nearest whole share or warrant, as applicable. UEC will adjust the Exchange Ratio to provide an equitable result in the event that a stock split, combination or reclassification of UEC common shares occurs prior to completion of the Merger.

Q:          What was the price of UEC's stock immediately prior to and after entering and announcing the Merger Agreement?

A:          UEC and Concentric entered into the Merger Agreement effective May 5, 2011, and the Merger Agreement was announced in a press release issued on May 6, 2011. The open, high, low and closing prices of UEC's shares of common stock on the NYSE Amex immediately prior to and after entering into and announcing the Merger Agreement were as follows:

	Price of UEC's Shares of Common Stock on the NYSE Amex
Date	Open	High	Low	Close
May 4, 2011	3.43	3.45	3.26	3.27
May 5, 2011	3.27	3.27	3.12	3.20
May 6, 2011	3.24	3.33	3.22	3.23
May 9, 2011	3.24	3.30	3.22	3.30

Q:          What vote is required to approve the Merger and related matters?

A:          For Concentric, the affirmative vote of a majority of its shares of common stock outstanding and entitled to vote as of the record date is required to adopt the Merger Agreement.

For additional information on the vote required to approve the Merger and related matters, see "The Stockholder Meeting" beginning on page 25.

Q:           Is the consummation of the Merger subject to any conditions other than the approval of the stockholders of Concentric?

A:          Yes. In addition to stockholder approval, the consummation of the Merger is subject to various conditions, including: the number of holders of Concentric common stock exercising dissent rights available to them under Nevada law shall not exceed 5% of the total issued and outstanding shares of Concentric common stock, and other customary conditions. In addition, each party's obligation to consummate the Merger remains subject to the accuracy of the representations and warranties of the other party and material compliance of the other party with its covenants under the Merger Agreement.

Q:          Am I entitled to dissent rights?

A:          Concentric stockholders who do not support the Merger are entitled to dissent from the Merger and be paid the fair market value of their Concentric shares in accordance with the relevant provisions of Nevada law. See the section entitled, "Dissent Rights" and Annex A for a more detailed discussion of your rights of dissent. However, as noted above, if a sufficient number of Concentric stockholders exercise these rights (holders of 5% or more of Concentric shares), UEC will have the right not to proceed with the Merger.

Q:          What do I do now?

A:          After reading and considering carefully the information contained in this proxy statement/prospectus, please vote promptly by completing, signing, dating and returning your proxy card in the enclosed postage-paid envelope or via fax or email attachment. If you hold your stock in "street name" through a bank or broker, you must direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker. Submitting your proxy by mail or fax or email attachment or directing your bank or broker to vote your shares will ensure that your shares are represented and voted at the special meeting. For additional information on voting procedures, see "The Stockholder Meeting" beginning on page 25.

Q:          How will my proxy be voted?

A:          If you vote by completing, signing, dating and returning your signed proxy card by mail, fax or email attachment, your proxy will be voted in accordance with your instructions. The proxy confers discretionary authority to the named proxies. Accordingly, if you complete, sign, date and return your proxy card and do not indicate how you want to vote, your shares will be voted "FOR" the adoption of the Merger Agreement, and "FOR" the adjournment of the Concentric special meeting, if necessary or appropriate to permit further solicitation of proxies.

Q:          If my broker holds my shares in "street name," will my broker automatically vote my shares for me?

A:          No. If you do not provide your broker with instructions on how to vote your "street name" shares, your broker will not be permitted to vote them on your behalf. Therefore, you should be sure to provide your broker with instructions on how to vote your shares, following the directions your broker provides to you.

Q:          What if I fail to instruct my broker?

A:          If you fail to instruct your broker to vote your shares and the broker submits an unvoted proxy, referred to as a broker non-vote, the broker non-vote will be counted toward a quorum at the special meeting, but effectively will be treated as a vote "against" the proposal to adopt the Merger Agreement, unless you appear and vote in person at the special meeting.

For information on changing your vote if your shares are held in "street name," see "The Stockholder Meeting" beginning on page 25.

Q:          Is the Merger expected to be taxable to Concentric stockholders?

A:          It is expected that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the United States Internal Revenue Code and, therefore, it is expected that holders of Concentric common stock will not recognize any gain or loss for United States federal income tax purposes to the extent they exchange their shares of Concentric common stock for shares of UEC common stock pursuant to the Merger. See "Material U.S. Federal Income Tax Consequences of the Merger" beginning on page 39.

A Canadian shareholder who receives UEC common shares in exchange for Concentric common shares on the Merger will, taking into account UEC tax counsel's understanding of the administrative practice of the Canada Revenue Agency, do so on a tax-deferred basis, unless the shareholder elects to do so on a taxable basis. See "Certain Canadian Federal Income Tax Consequences of the Merger" beginning on page 42.

Tax matters can be complicated and the tax consequences of the Merger to you will depend on your particular situation. The above summaries are subject to all of the assumptions, qualifications and more detailed discussion under "Material U.S. Federal Income Tax Consequences of the Merger" and "Certain Canadian Federal Income Tax Consequences of the Merger." Please consult your tax advisors for a full understanding of the tax consequences of the Merger to you.

Q:          What does it mean if I receive more than one set of materials?

A:          This means you own shares of Concentric that are registered under different names. For example, you may own some shares directly as a stockholder of record and other shares through a broker, or you may own shares through more than one broker. In these situations, you will receive multiple sets of proxy materials. You must complete, sign, date and return all of the proxy cards or follow the instructions for any alternative voting procedures on each of the proxy cards you receive in order to vote all of the shares you own. Each proxy card you receive will come with its own postage-paid return envelope; if you vote by mail, make sure you return each proxy card in the return envelope that accompanied that proxy card.

Q:          What can I do if I want to change or revoke my vote?

A:          Regardless of the method you used to cast your vote, if you are a holder of record, you may change your vote:

  by completing, signing, dating and returning a new proxy card with a later date by mail, fax or email attachment; or

  by attending the special meeting and voting by ballot at the special meeting.

You may also revoke your proxy card by sending a notice of revocation, which must be received prior to the special meeting, to Concentric's designated representative at the address provided under "Where You Can Find More Information" on page 14.

If you hold your shares in "street name" and wish to change or revoke your vote, please refer to the information on the voting instruction form included with these materials and forwarded to you by your bank, broker, custodian or other record holder to see your voting options.

For additional information on changing your vote, see "The Stockholder Meeting" beginning on page 25.

Q:          If I am a holder of Concentric common stock with shares represented by stock certificates, should I send in my Concentric stock certificates now?

A:          No. Please do not send in your Concentric stock certificates with your proxy card. In the event that the Merger is consummated, you will receive separate instructions regarding the return of your Concentric stock certificates or warrant certificates, if required.

Q:          Are there any risks in the Merger that I should consider?

A:          Yes. There are risks associated with all business combinations, including the proposed Merger. Certain of these risks and other risks are described in more detail under "Risk Factors" beginning on page 15.

Q:          Will UEC stockholders receive any shares as a result of the Merger?

A:          No. UEC stockholders will continue to hold the UEC shares they currently own.

Q:          When do you expect to complete the Merger?

A:          UEC and Concentric expect to complete the Merger by October 31, 2011, although completion by any particular date cannot be assured.

Q:          Where can I find more information about the companies?

A:          UEC files periodic reports and other information with the SEC. You may read and copy this information at the SEC's public reference facility. Please call the SEC at 1-800-SEC-0330 for information about this facility. This information is also available through the SEC's website at http://www.sec.gov. UEC also maintains a website, and you can obtain UEC's SEC filings at http://www.uraniumenergy.com. UEC also files periodic reports and other information with the British Columbia Securities Commission, which are accessible via the System for Electronic Document Analysis and Retrieval (commonly known as "SEDAR") of the Canadian Securities Administrators, at http://www.sedar.com. UEC does not intend for information contained on or accessible through its website or through SEDAR to be part of this proxy statement/prospectus, other than the documents that it files with the SEC that are expressly incorporated by reference into this proxy statement/prospectus.

Concentric is not a reporting company under the Exchange Act, as such does not file periodic reports or other information with the SEC.

In addition, you may obtain some of this information directly from the companies. For a more detailed description of the information available, see "Where You Can Find More Information" on page 14.

Q:          Whom should I call if I have questions about the special meeting relating to UEC, Concentric or the Merger?

A:          UEC stockholders should call UEC's Chief Financial Officer, Mark Katsumata, at (604) 682-9775, or its counsel, Thomas J. Deutsch, at (604) 691-7445.

Concentric stockholders should call Concentric's President and Chief Executive Officer, Ralph W. Kettell II, at (301) 580-9257, or its counsel, Kyle Longhofer, at (713) 785-1700.

_________

GLOSSARY OF CERTAIN MERGER TERMS
Companies:	means a reference to Concentric and UEC, together with their affiliates;
Concentric:	means Concentric Energy Corp., a Nevada incorporated private mineral exploration company;
Dissent:	means the right of a Concentric stockholder to opt out of the Merger and to be paid the fair value of his/her Concentric shares subject to the NRS (see "Dissent Rights");
Exchange Ratio:

means the ratio of exchange of (i) Concentric shares for UEC shares and (ii) Concentric warrants for UEC warrants, which is proposed at 0.1075 UEC shares for each Concentric share and 0.1075 UEC warrants for each Concentric warrant. The Exchange Rate is subject to adjustment for certain stated events (see "The Merger Agreement");

Insider:	means generally an officer or director or a greater than 10% stockholder of a public company;
UEC:	means Uranium Energy Corp., a Nevada incorporated publicly traded mineral exploration company;
Merger:

means the economic combination of Concentric and UEC through an NRS procedure pursuant to which Concentric will merge with and into Subco and UEC will issue its common shares an warrants in exchange for Concentric common shares and warrants in the Exchange Ratio;

Merger Agreement:	means the Merger Agreement and Plan of Merger dated May 5, 2011, as amended, between Concentric and UEC pursuant to which the Merger will be implemented;
NRS:	means Chapter 92A of the Nevada Revised Statutes, the corporate law applicable to UEC and Concentric and law under which the Merger will be effected and dissent rights are applicable; and
Subco:	means a wholly-owned subsidiary of UEC which will be the surviving corporation in the Merger.

__________

SUMMARY OF THE MERGER

The following summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. Page references have been included to direct you to a more complete description of certain of the topics presented in this summary. You should carefully read this proxy statement/prospectus, including the annexes, and the other documents referred to or incorporated by reference for a more complete understanding of the Merger described in this summary. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section entitled "Additional Information."

Companies in the Merger

Concentric Energy Corp.

Concentric is a mineral exploration company formed as a limited liability company in the state of Nevada on July 20, 2001 under the name Concentric Energy, LLC. On June 1, 2004, it was converted into a Nevada corporation called Concentric Energy Corp.

Concentric's principal executive offices are located at 17318 DeChirico Circle, Spring, Texas 77379. Concentric's telephone number is (301) 580-9257.

Uranium Energy Corp.

UEC was incorporated in 2003 under Nevada law and has been a mineral exploration company since its inception. UEC common stock is quoted on the NYSE Amex under the symbol "UEC."

UEC's principal executive offices are located at 1111 West Hastings Street, Suite 320, Vancouver, British Columbia, Canada, V6E 2J3. UEC's telephone number is (604) 682-9775.

The Merger

Concentric and UEC (through Subco) have agreed to combine their businesses pursuant to the Merger Agreement described in this proxy statement/prospectus. Under the terms of the Merger Agreement, Concentric will merge with and into Subco under Nevada law. Following completion of the Merger, Subco will continue as the surviving corporation.

Merger Consideration

In the Merger, each outstanding share of Concentric common stock will be exchanged for 0.1075 UEC common shares in accordance with the Exchange Ratio, subject to possible adjustments described in the Merger Agreement.

No fraction of Concentric common shares will be issued in the Merger. Instead, any fractions of 0.5 and more in respect of each Concentric stockholder's aggregate Concentric shares will be rounded up to the nearest whole share.

Former Concentric stockholders are currently expected to own approximately 1.7% of the outstanding shares of UEC after the Merger, based on approximately 73,482,337 UEC common shares outstanding as of the date of this proxy statement/prospectus and based on there being approximately 11,659,905 shares of Concentric common stock outstanding as of the date of the Merger.

The Merger Agreement also contemplates that all of the outstanding common stock purchase warrants of Concentric will be disposed of by the holders thereof in consideration for the issue by UEC of non-transferable common stock purchase warrants. The number of UEC options and warrants issuable will be determined with reference to the Exchange Ratio. UEC expects to issue 377,447 warrants to replace Concentric warrants.

UEC and Concentric entered into the Merger Agreement effective May 5, 2011, and the Merger Agreement was announced in a press release issued on May 6, 2011. The open, high, low and closing prices of UEC's shares of common stock on NYSE Amex immediately prior to and after entering into and announcing the Merger Agreement were as follows:

	Price of UEC's Shares of Common Stock on the NYSE Amex
Date	Open	High	Low	Close
May 4, 2011	3.43	3.45	3.26	3.27
May 5, 2011	3.27	3.27	3.12	3.20
May 6, 2011	3.24	3.33	3.22	3.23
May 9, 2011	3.24	3.30	3.22	3.30

Reasons for the Merger

UEC. UEC believes that the Merger will provide strategic and potential financial benefits to its security holders, as it will provide UEC with Concentric's undivided 100% interest in the Anderson Property, a 7,581-acre mineral claim block located in Yavapai County, Arizona. It is a condition precedent to the completion of the Merger that UEC is able to achieve a contemporaneous closing of the full assignment to UEC of Global Uranium Corp.'s ("Global") rights (the "Rights") under the terms and conditions of an underlying Option and Joint Venture Agreement dated April 13, 2010 between Global and Concentric, with respect to the Anderson Property. As a consequence, UEC entered into an Acquisition Agreement with Global (the "Global Acquisition Agreement") to acquire such Rights in consideration of UEC's delivery to Global of (i) an initial payment of $150,000, (ii) a further $200,000 payment thereby releasing and assigning to UEC any security previously granted by Concentric to Global and (iii) 350,000 restricted shares of UEC's common stock and a final payment of $150,000 at the closing of the Merger.

Concentric. Concentric currently does not have the means to fund the necessary work on the Anderson Property and has limited resources. Concentric's shares are not listed or traded on any exchange. Concentric has determined that it is in the best interests of its shareholders to enter into the Merger transaction, which will provide its shareholders with shares of UEC, which are listed on the NYSE Amex. UEC has significantly greater cash and other resources than Concentric to perform work on the Anderson property as well as other properties in which UEC has an interest. Furthermore, the expenses of an involuntary bankruptcy proceeding filed in June 2010 by some of Concentric's debenture holders have been substantial to Concentric given Concentric's financial condition. Concentric believes that the Merger will reduce the need to litigate with these debenture holders in view of UEC's significantly greater means to ensure an amicable resolution of the matter. While Concentric believes that it would be successful in pursuing the good faith/bad faith issue as brought forth by Concentric against the debenture holders, Concentric appreciates that there are risks and potentially substantial costs involved in any litigation.

Board Recommendation

Concentric's board of directors has unanimously adopted a resolution approving the Merger Agreement, declared the Merger Agreement advisable, and determined that the Merger Agreement and the transactions contemplated by it are in the best interests of Concentric and its stockholders. Accordingly, Concentric's board of directors unanimously recommends that Concentric stockholders vote at the special meeting to adopt the Merger Agreement and approve any adjournment of the special meeting, if necessary or appropriate to solicit additional proxies. See "The Merger -- Background of the Merger" beginning on page 30. As described under the heading "The Merger -- Interests of Certain Persons in the Merger that May be Different from Your Interests" beginning on page 34 of this proxy statement/prospectus, it is possible that Ralph W. Kettell II, the President, Chief Executive Officer and a director of Concentric, will become a consultant to UEC following the Merger, and that he will therefore have an interest in the Merger that may be different from, or in addition to, those of Concentric stockholders.

Board of Directors and Management of UEC Following the Merger

UEC's board of directors and executive officers will remain unchanged following the Merger, as follows:

Name and Municipality of Residence	Age	Current Office with UEC
Amir Adnani Vancouver, British Columbia	33	President, Chief Executive Officer and a director
Alan P. Lindsay Vancouver, British Columbia	60	Chairman and a director
Harry L. Anthony Kingsville, Texas	63	Chief Operating Officer and a director
Ivan Obolensky New York, New York	86	Director
Erik Essiger Meilen, Switzerland	45	Director
Vincent Della Volpe Lincoln Park, New Jersey	68	Director
David Kong Richmond, British Columbia	64	Director
Mark Katsumata White Rock, British Columbia	45	Secretary, Treasurer and Chief Financial Officer

The Shareholder Meeting

The special meeting of Concentric's shareholders will be held for the following purposes:

  to consider and vote upon a proposal to adopt the Merger Agreement;

  to consider and vote upon any adjournment of the special meeting, if necessary or appropriate to solicit additional proxies in favor of the foregoing proposal; and

  to transact any other business that may properly come before the special meeting or any adjournment or postponement of the special meeting.

Record Date

You may vote at the special meeting of Concentric stockholders if you owned Concentric common stock at the close of business on July 22 , 2011.

Votes Required

Each share of Concentric common stock outstanding as of the record date is entitled to one vote at the Concentric special meeting. Adoption of the Merger Agreement by Concentric stockholders requires the affirmative vote of a majority of the then outstanding shares of Concentric common stock that are entitled to vote as of the record date. Any adjournment of the special meeting, if necessary or appropriate to solicit additional proxies requires the affirmative vote of the holders of Concentric common stock representing a majority of the votes present in person or by proxy at the special meeting entitled to vote.

If a Concentric stockholder abstains from voting, that action will be the equivalent of a vote "against" all of the matters to be voted upon. A broker non-vote will be the equivalent of a vote "against" adopting the Merger Agreement, but will have no effect on any adjournment of the special meeting, if necessary or appropriate to solicit additional proxies.

An abstention occurs when a stockholder abstains from voting (either in person or by proxy) on one or more of the proposals. Broker non-votes occur when a bank, broker or other nominee returns a proxy but does not have authority to vote on a particular proposal.

Outstanding Shares and Share Ownership of Management

As of the record date for the Concentric special meeting, there were 11,659,905 shares of Concentric common stock outstanding. Directors and executive officers of Concentric beneficially owned approximately 15.9% of the outstanding shares of Concentric common stock on the record date.

Risks Relating to the Merger

You should be aware of and consider carefully the risks relating to the Merger described under "Risk Factors." These risks include possible difficulties in combining two companies that have previously operated independently.

Income Tax Consequences of the Merger

It is expected that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the United States Internal Revenue Code and, therefore, it is expected that holders of Concentric common stock will not recognize any gain or loss for United States federal income tax purposes to the extent they exchange their shares of Concentric common stock for shares of UEC common stock pursuant to the Merger. See "Material U.S. Federal Income Tax Consequences of the Merger" beginning on page 39.

A Canadian shareholder who receives UEC common shares in exchange for Concentric common shares on the Merger will, taking into account UEC tax counsel's understanding of the administrative practice of the Canada Revenue Agency, do so on a tax-deferred basis, unless the shareholder elects to do so on a taxable basis. See "Certain Canadian Federal Income Tax Consequences of the Merger" beginning on page 42.

Tax matters can be complicated and the tax consequences of the Merger to you will depend on your particular situation. The above summaries are subject to all of the assumptions, qualifications and more detailed discussion under "Material U.S. Federal Income Tax Consequences of the Merger" and "Certain Canadian Federal Income Tax Consequences of the Merger." Please consult your tax advisors for a full understanding of the tax consequences of the Merger to you.

Stockholders Statutory Dissent Rights under Nevada Law

Under applicable Nevada law, holders of Concentric common stock are entitled to certain rights of dissent with respect to the Merger. Any holders of shares of Concentric common stock that properly exercise and perfect their dissent rights will be entitled to receive the payment provided by Section 92A.460 of Chapter 92A of the Nevada Revised Statutes, which is attached hereto as Annex A, in respect of their shares instead of the Merger consideration.

If a dissenting Concentric stockholder fails to perfect or effectively withdraws or loses such right to dissent from the Merger, the stockholder's Concentric shares will be converted into the right to receive the Merger consideration.

The Merger Agreement provides that if holders of more than 5% of Concentric's shares elect to exercise dissent rights, the Merger will not proceed unless UEC waives this termination right.

Conditions to Completion of the Merger

A number of conditions must be satisfied before the Merger will be completed. These include principally:

(a)       the Merger shall have been approved at the special meeting of Concentric's stockholders by the affirmative vote of a majority of the then outstanding shares of Concentric common stock that are entitled to vote as of the record date;

(b)       there shall be no order or decree of a governmental or regulatory body (including, without limitation, the SEC) restraining or enjoining the consummation of the Merger;

(c)       there shall be no proceeding of a judicial or administrative nature or otherwise, brought by a governmental or regulatory body (including, without limitation, the SEC) in progress or threatened that relates to or results from proposed Merger that would, if successful, result in an order or ruling that would preclude completion of the Merger in accordance with the Merger Agreement;

(d)       all required regulatory consents, waivers, permits, orders and approvals shall have been obtained, where the failure to do so would constitute a criminal offence, or would have a material adverse effect on UEC or Concentric, as the case may be; and

(e)       there shall be no pending or threatened suit, action or proceeding by a governmental or regulatory body (including, without limitation, the SEC), in each case that has a reasonable likelihood of success:

(i)       seeking to restrain or prohibit the consummation of the Merger or seeking to obtain from UEC or Concentric any damages that are material in relation to Concentric taken as a whole;

(ii)      seeking to prohibit or materially limit the ownership or operation by UEC of any material portion of the Concentric's business or assets, or to compel UEC to dispose of or separately hold any material portion of Concentric's business or assets, as a result of the Merger;

(iii)     seeking to prohibit UEC from effectively controlling in any material respect Concentric's business or operations; or

(iv)      there is in effect any other circumstance which is reasonably likely to have a material adverse effect on UEC or Concentric, or on UEC as the surviving corporation of the Merger.

UEC's obligation to complete the Merger is subject to the fulfilment of certain conditions precedent, including the following:

(a)       Concentric shall have performed, in all material respects, all of its covenants under the Merger Agreement;

(b)       the number of holders of Concentric common shares exercising dissent rights shall not exceed 5% of the total issued and outstanding shares of Concentric common stock;

(c)       the representations and warranties of Concentric under the Merger Agreement shall be true and correct in all material respects as of the effective date of the Merger as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, or except as affected by transactions contemplated or permitted by the Merger Agreement);

(d)       Concentric shall not have been subject to a material adverse change prior to the effective date of the Merger;

(e)       all necessary corporate action shall have been taken by Concentric to permit the consummation of the Merger; and

(f)       UEC shall be satisfied, in its sole and absolute discretion, that it is in a position to fully complete on and close its existing Global Acquisition Agreement with Global to acquire Global's Rights under the Underlying Option Agreement contemporaneously with the completion of the Merger.

Concentric's obligation to complete the Merger is subject to the fulfilment of certain conditions precedent, including the following:

(a)       UEC shall have performed, in all material respects, all of its covenants under the Merger Agreement;

(b)       the representations and warranties of UEC under the Merger Agreement shall be true and correct in all material respects as of the effective date of the Merger as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, or except as affected by transactions contemplated or permitted by the Merger Agreement);

(c)       UEC shall not have been subject to a material adverse change prior to the effective date of the Merger; and

(d)       all necessary corporate action shall have been taken by UEC to permit the consummation of the Merger.

To the extent provided in the Merger Agreement, either Concentric or UEC may waive conditions for the benefit of itself and its stockholders and complete the Merger even though one or more of these conditions have not been met. At this time, neither UEC nor Concentric can assure you that all of the conditions will be satisfied or waived or that the Merger will occur. (See "The Merger Agreement" page 35.)

WHERE YOU CAN FIND MORE INFORMATION

If you would like additional copies without charge, of this proxy statement/prospectus or if you have questions about the Merger, including the procedures for voting your shares, you should contact:

Uranium Energy Corp. 1111 West Hastings Street, Suite 320 Vancouver, British Columbia Canada V63 2J3 (604) 682-9775 Attention: Mark Katsumata, Chief Financial Officer	Concentric Energy Corp. 17318 DeChirico Circle Spring, Texas 77379 (301) 580-9257 Attention: Ralph W. Kettell II, President and CEO

UNAUDITED PER SHARE DATA

Per Share Market Price and Dividend Information

Historical Market Prices of UEC

UEC's common stock is traded on the NYSE Amex under the symbol "UEC." The following tables set forth the high and low prices per share of UEC's common stock for the periods shown.

Quarter Ended	High	Low
April 30, 2011	$7.08	$3.00
January 31, 2011	$7.48	$3.76
October 31, 2010	$4.25	$2.40
July 31, 2010	$3.30	$2.11
April 30, 2010	$3.90	$2.84
January 31, 2010	$3.90	$2.65
October 31, 2009	$4.16	$2.10
July 31, 2009	$3.45	$1.10
April 30, 2009	$1.45	$0.30
January 31, 2009	$0.80	$0.16
October 31, 2008	$2.21	$0.44

The following table sets forth the closing sale prices of UEC's common stock as reported on the NYSE Amex on (i) May 5, 2011, the last full trading day before the public announcement of the proposed Merger, and (ii) July 22 , 2011, the last practicable trading day prior to mailing this proxy statement/prospectus.

UEC Closing Price
May 5, 2011	$3.20
July 22 , 2011	$3.73

As of July 22, 2011, there were 76 shareholders of record of UEC common stock and approximately 260 holders of record of Concentric common stock; these numbers do not include beneficial shareholders whose shares are held in street or nominee names.

No History of Dividends and No Dividends Expected in the Foreseeable Future

UEC has no history of paying dividends of any kind and does not anticipate paying such dividends in the foreseeable future. Since inception, UEC has had a history of incurring operating losses and after the Merger, expects to continue incurring such losses for the foreseeable future.

RISK FACTORS

Concentric's shareholders should carefully consider the following risk factors, together with all of the other information included in this document, before deciding whether to vote or instruct their vote to be cast to adopt the Merger Agreement.

Risks Relating to the Merger

UEC may not realize the benefits of integrating Concentric with UEC.

To be successful after the Merger, UEC will need to combine and integrate the operations of UEC and Concentric into one company. Integration will require substantial management attention and could detract attention from the day-to-day business of the combined company. UEC could encounter difficulties in the integration process, such as the need to revisit assumptions about reserves, future production, revenues, capital expenditures and operating costs, including synergies, the loss of key employees or commercial relationships or the need to address unanticipated liabilities. If UEC cannot integrate the UEC and Concentric businesses successfully, it may fail to realize the expected benefits of the Merger.

Concentric's directors and executive officers have interests in the Merger that may be different from, and in addition to, the interests of other Concentric stockholders.

It is possible that Ralph W. Kettell II, the President, Chief Executive Officer and a director of Concentric, will become a consultant to UEC following the Merger. In this event, Mr. Kettell would have an interest in the Merger that may be different from, or in addition to, those of Concentric stockholders, which could create conflicts of interest in his determination to recommend the Merger. You should consider his interests in voting on the Merger. See "The Merger -- Interests of Certain Persons in the Merger that May be Different from Your Interests."

The date that Concentric stockholders will receive the Merger consideration is uncertain.

The date that Concentric stockholders will receive the Merger consideration depends on the completion date of the Merger, which is uncertain. While UEC and Concentric expect to complete the Merger by October 31, 2011, the completion date of the Merger might be later than expected because of unforeseen events. The Merger Agreement currently provides that the Merger must be completed no later than October 31, 2011 unless UEC and Concentric otherwise agree.

Failure to complete the Merger or delays in completing the Merger could negatively affect UEC's stock price and UEC's and Concentric's future businesses and operations.

If the Merger is not completed for any reason, UEC and Concentric may be subject to a number of risks, including the following:

  the separate companies will not realize the benefits expected from the Merger, including a potentially enhanced financial and competitive position;

  the current market price of UEC common stock may reflect a market assumption that the Merger will occur and a failure to complete the Merger could result in a negative perception by the stock market and a resulting decline in the market price of its common stock;

  certain costs relating to the Merger, including certain legal and accounting fees and expenses, must be paid even if the Merger is not completed;

  there may be substantial disruption to each of UEC's and Concentric's business and distraction of each company's management and consultants from day-to-day operations because matters related to the Merger (including integration planning) may require substantial commitments of time and resources, which could otherwise have been devoted to other opportunities that could have been beneficial to UEC or Concentric, as applicable; and

  Delays in completing the Merger could exacerbate uncertainties concerning the effect of the Merger, which may have an adverse effect on the business following the Merger and could defer or detract from the realization of the benefits expected to result from the Merger.

Ownership by UEC stockholders will be diluted by the Merger.

The Merger will dilute the ownership position of the current stockholders of UEC. Based on the number of shares of Concentric common stock outstanding as of July 22 , 2011, UEC would issue to Concentric stockholders 1,253,440 shares of UEC common stock in the Merger. As a result, UEC's existing stockholders would hold approximately 98.3% of the combined company's common stock outstanding after the completion of the Merger, and Concentric stockholders would hold approximately 1.7% of the combined company's common stock outstanding after the completion of the Merger.

The rights of Concentric stockholders will be governed by UEC's articles of incorporation, as amended, and bylaws.

All Concentric stockholders who receive shares of UEC common stock in the Merger will become UEC stockholders and their rights as stockholders will be governed by UEC's articles of incorporation, as amended, and its bylaws.

Risks Related to UEC's Business

UEC will require significant additional financing in order to continue its exploration and development activities and its assessment of the commercial viability of its mineral properties.

UEC will need to raise additional financing to complete further exploration and development of its mineral properties. Furthermore, if the costs of UEC's planned exploration and development programs are greater than anticipated, UEC may have to seek additional funds through public or private share offerings or arrangements with corporate partners. There can be no assurance that UEC will be successful in its efforts to raise the required funds, or on terms satisfactory to UEC. The continued exploration and development of UEC's mineral properties and the development of its business will depend upon its ability to establish the commercial viability of its mineral properties and to ultimately develop cash flow from operations and reach profitable operations. UEC currently has no revenue from operations and is experiencing significant negative cash flow. Accordingly, the primary source of funds presently available to it is through the sale of equity securities. In addition, UEC believes that debt financing may potentially be an alternative to UEC. Alternatively, UEC may finance its business by offering an interest in its mineral properties to be earned by another party or parties carrying out further exploration thereof or to obtain project or operating financing from financial institutions, neither of which is presently intended. UEC's future cash flows and the availability of financing will be subject to a number of variables, including the market price of uranium. UEC may not be able to obtain additional financing on favorable terms, if at all. If UEC is unable to obtain this additional financing, it will not be able to continue its exploration or development activities and its assessment of the commercial viability of its mineral properties.

As UEC's mineral properties do not contain any reserves, UEC may not discover commercially exploitable quantities of ore on its mineral properties that would enable it to enter into commercial production, achieve revenues and recover the money it spends on exploration.

Since inception, UEC has not established proven and probable reserves through the completion of feasibility studies for any of its mineral properties in accordance with SEC Industry Guide 7, and there are no plans to do so. Accordingly, UEC is classified as an exploration stage company. Although UEC announced initial production activities at its Palangana project on November 17, 2010, and continues to conduct development activities on its Palangana project as well as permitting activities on its Goliad project, there is no assurance that a commercially viable mineral deposit exists or will be established on any of UEC's mineral properties in accordance with SEC Industry Guide 7. UEC will continue to conduct exploration activities on its other mineral property interests with the objective of ascertaining whether these properties contain economic quantities of uranium ore. The known mineralization at these projects has not been determined to be economic ore, and may never be determined to be economic. UEC will also continue to pursue the acquisition of new mineral property interests that UEC believes contain or have the potential to contain economic quantities of uranium ore. There is a substantial risk that these exploration activities will not result in discoveries of commercially recoverable quantities of ore.

UEC's exploration activities on its mineral properties may not be successful, which could lead UEC to abandon its plans to develop these properties and its investments in exploration.

UEC's long-term success depends on its ability to establish commercially recoverable quantities of ore on its mineral properties that can then be developed into commercially viable mining operations. Mineral exploration is highly speculative in nature, involves many risks and is frequently non-productive. These risks include unusual or unexpected geologic formations, and the inability to obtain suitable or adequate machinery, equipment or labor. The success of uranium exploration is determined in part by the following factors:

  identification of potential uranium mineralization based on superficial analysis;

  availability of government-granted exploration permits;

  the quality of management and geological and technical expertise; and

  the capital available for exploration.

Substantial expenditures are required to establish proven and probable reserves through drilling and analysis, to develop metallurgical processes to extract metal, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Whether a mineral deposit will be established or determined to be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which may fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. UEC may invest significant capital and resources in exploration activities and abandon such investments if UEC is unable to identify commercially exploitable mineral reserves. The decision to abandon a project may reduce the trading price of UEC's common stock and impair its ability to raise future financing. UEC cannot provide any assurance to investors that it will discover mineralized material in sufficient quantities on its properties to justify commercial operations. Further, UEC will not be able to recover the funds that it spent on exploration if it is not able to establish commercially recoverable quantities of ore on UEC's mineral properties.

UEC has a history of operating losses and there can be no assurances that UEC will be profitable in the future.

UEC has a history of operating losses, expects to continue to incur losses, and may never be profitable. Further, UEC has been dependent on sales of its equity securities and debt financing to meet its cash requirements. UEC has incurred net losses totaling $90,176,718 from May 16, 2003 (inception) to April 30, 2011. UEC incurred net losses totaling $14,478,669 in the year ended July 31, 2010, $13,503,576 in the year ended July 31, 2009 and $19,236,124 in the year ended July 31, 2008. Further, UEC does not expect positive cash flow from operations in the near term. There is no assurance that actual cash requirements will not exceed UEC's estimates. In particular, additional capital may be required in the event that: (i) the costs to acquire additional uranium exploration claims are more than UEC currently anticipates; (ii) exploration costs for additional claims increase beyond UEC expectations; (iii) development and mining expenditures exceed anticipated costs; or (iv) UEC encounters greater costs associated with general and administrative expenses or offering costs.

UEC's participation in an increasingly larger number of uranium minerals exploration prospects has required and will continue to require substantial capital expenditures. The uncertainty and factors described throughout this section may impede UEC's ability to economically discover uranium prospects. As a result, UEC may not be able to achieve or sustain profitability or positive cash flows from operating activities in the future.

UEC is a relatively new entrant into the uranium mineral exploration and mining industry with a limited and unprofitable operating history.

Since UEC's inception on May 16, 2003, UEC's activities have been limited to organizational efforts, obtaining working capital and acquiring, exploring and developing a very limited number of properties. As a result, there is limited historical financial and operating information available upon which to evaluate its future performance.

The business of minerals exploration and mining is subject to many risks and uncertainties, including those described in this section, and if uranium is found in economic quantities, the profitability of future uranium mining ventures depends upon factors beyond its control. The profitability of mining uranium properties if economic quantities of uranium are found is dependent upon many factors and risks beyond its control, including, but not limited to: (i) unanticipated ground and water conditions and adverse claims to water rights; (ii) geological problems; (iii) metallurgical and other processing problems; (iv) the occurrence of unusual weather or operating conditions and other force majeure events; (v) lower than expected ore grades; (vi) accidents; (vii) delays in the receipt of or failure to receive necessary government permits; (viii) delays in transportation; (ix) labor disputes; (x) government permit restrictions and regulation restrictions; (xi) unavailability of materials and equipment; and (xii) the failure of equipment or processes to operate in accordance with specifications or expectations.

The risks associated with exploration and mining could cause personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.

UEC's exploration and mining activities are subject to the risks normally inherent in the industry, including, but not limited to, environmental hazards, flooding, fire, periodic or seasonal hazardous climate and weather conditions, unexpected rock formation, industrial accidents and metallurgical and other processing problems. These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties; personal injury; environmental damage; delays in mining; increased production costs; monetary losses; and possible legal liability. UEC may become subject to liability which it cannot insure against or which it may elect not to insure due to high premium costs or other reasons. Where considered practical to do so UEC maintains insurance against risks in the operation of its business in amounts which UEC believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. UEC cannot provide any assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. In some cases, coverage is not available or considered too expensive relative to the perceived risk.

The uranium exploration and mining industry is highly competitive and there is no assurance that UEC will be successful in acquiring mineral exploration properties or leases.

The uranium exploration and mining industry is intensely competitive, and UEC competes with other companies that have greater resources. Many of these companies not only explore for and produce uranium, but also market uranium and other products on a regional, national or worldwide basis. These companies may be able to pay more for productive uranium properties and exploratory prospects or define, evaluate, bid for and purchase a greater number of properties and prospects than UEC's financial or human resources permit. In addition, these companies may have a greater ability to continue exploration and mining activities during periods of low uranium market prices. UEC's larger competitors may be able to absorb the burden of present and future federal, state, local and other laws and regulations more easily than UEC can, which would adversely affect its competitive position. UEC's ability to acquire additional properties and to explore them in the future will be dependent upon its ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. In addition, because UEC has fewer financial and human resources than many companies in its industry, UEC may be at a disadvantage in bidding for exploratory prospects.

If UEC is successful in acquiring additional properties, some or all of the properties may not produce positive results of exploration, or UEC may not complete exploration of such prospects within specified time periods which may cause the forfeiture of the lease in that prospect. There can be no assurance that UEC will be able to successfully integrate acquired properties, which could result in substantial costs and delays or other operational, technical or financial problems. Further, acquisitions could disrupt ongoing business operations. If any of these events occur, it would have a material adverse effect upon UEC's operations and results from operations.

The marketability of natural resources will be affected by numerous factors beyond UEC's control which may result in UEC not receiving an adequate return on invested capital to be profitable or viable.

The marketability of natural resources which may be acquired or discovered by UEC will be affected by numerous factors beyond its control. These factors include macroeconomic factors, market fluctuations in commodity pricing and demand, the proximity and capacity of natural resource markets and processing equipment, governmental regulations, land tenure, land use, regulation concerning the importing and exporting of uranium and environmental protection regulations. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in UEC not receiving an adequate return on invested capital to be profitable or viable.

Uranium mining operations are subject to comprehensive regulation, which may cause substantial delays or require capital outlays in excess of those anticipated, causing an adverse effect on UEC business operations.

If economic quantities of uranium are found on any lease owned by UEC in sufficient quantities to warrant uranium mining operations, such mining operations are subject to federal, state, and local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Uranium mining operations are also subject to federal, state, and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Various permits from government bodies are required for mining operations to be conducted; other than what has been previously disclosed herein, no assurance can be given that such permits will be received. Environmental standards imposed by federal, provincial, or local authorities may be changed and any such changes may have material adverse effects on UEC's activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus resulting in an adverse effect on UEC. Additionally, UEC may be subject to liability for pollution or other environmental damages which UEC may elect not to insure against due to prohibitive premium costs and other reasons. To date, UEC has not been required to spend material amounts on compliance with environmental regulations. However, UEC may be required to do so in the future and this may affect its ability to expand or maintain its operations.

Uranium minerals exploration, development and mining activities are subject to certain environmental regulations, which may prevent or delay the commencement or continuance of UEC's operations.

Uranium minerals exploration, development and mining operations are subject to stringent federal, state, provincial, and local laws and regulations relating to improving or maintaining environmental quality. Environmental laws often require parties to pay for remedial action or to pay damages regardless of fault. Environmental laws also often impose liability with respect to divested or terminated operations, even if the operations were terminated or divested of many years ago.

UEC's uranium mining operations and exploration activities are or will be subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, protection and remediation of the environment, protection of endangered and protected species, mine safety, toxic substances and other matters. Uranium mining is also subject to risks and liabilities associated with pollution of the environment and disposal of waste products occurring as a result of mineral exploration and production. Compliance with these laws and regulations will impose substantial costs on UEC and will subject it to significant potential liabilities.

Costs associated with environmental liabilities and compliance are expected to increase with the increasing scale and scope of operations and UEC expects these costs may increase in the future.

UEC believes that its operations comply, in all material respects, with all applicable environmental regulations. However, UEC is not fully insured at the current date against possible environmental risks.

Any change in government regulation/administrative practices may have a negative impact on UEC's ability to operate and its profitability.

The laws, regulations, policies or current administrative practices of any government body, organization or regulatory agency in the United States or any other applicable jurisdiction, may be changed, applied or interpreted in a manner which will fundamentally alter UEC's ability to carry on business. The actions, policies or regulations, or changes thereto, of any government body or regulatory agency, or other special interest groups, may have a detrimental effect on UEC. Any or all of these situations may have a negative impact on its ability to operate and/or its profitability.

Timing, estimated amount, capital and operating expenditures and economic returns of future production are based on estimates which may differ from actual results.

Other than what has been previously disclosed herein, there are no assurances if and when a particular mineral property of UEC can enter into production. The amounts of future production for all UEC projects, including Palangana, are based on the estimates prepared by or for UEC. The capital and operating costs to take UEC's projects into production may be significantly higher than anticipated. Capital and operating costs of production and economic returns are based on estimates prepared by or for UEC and may differ significantly from their actual values. There can be no assurance that UEC's actual capital and operating costs will not be higher than currently anticipated.

In addition, the construction and development of mines and infrastructure are complex. Resources invested in construction and development may yield outcomes that may differ significantly from those anticipated by UEC.

UEC may be unable to retain key employees or consultants or recruit additional qualified personnel.

UEC's extremely limited personnel means that UEC would be required to spend significant sums of money to locate and train new employees in the event any of its employees resign or terminate their employment with UEC for any reason. Due to UEC's limited operating history and financial resources, UEC is entirely dependent on the continued service of Amir Adnani, UEC's President, Chief Executive Officer, Principal Executive Officer and a director, and Harry Anthony, UEC's Chief Operating Officer and a director. It may not have the financial resources to hire a replacement if any of its officers were to die. The loss of service of any of these employees could therefore significantly and adversely affect its operations.

UEC's officers and directors may be subject to conflicts of interest.

Some of UEC's officers and directors serve only part time and may be subject to conflicts of interest. Each may devote part of his working time to other business endeavors, including consulting relationships with other corporate entities, and may have responsibilities to these other entities. Such conflicts may include deciding how much time to devote to UEC's affairs, as well as what business opportunities should be presented to UEC. Because of these relationships, some of UEC's officers and directors may be subject to conflicts of interest.

Nevada law and UEC's articles of incorporation may protect its directors from certain types of lawsuits.

Nevada law provides that UEC's officers and directors will not be liable to UEC or its stockholders for monetary damages for all but certain types of conduct as officers and directors. UEC's Bylaws permit UEC broad indemnification powers to all persons against all damages incurred in connection with UEC's business to the fullest extent provided or allowed by law. The exculpation provisions may have the effect of preventing stockholders from recovering damages against UEC's officers and directors caused by their negligence, poor judgment or other circumstances. The indemnification provisions may require UEC to use its limited assets to defend its officers and directors against claims, including claims arising out of their negligence, poor judgment, or other circumstances.

Risks related to UEC's Stock After the Merger

Sales of a substantial number of shares of UEC's common stock into the public market by certain stockholders may result in significant downward pressure on the price of UEC's common stock and could affect your ability to realize the current trading price of UEC's common stock.

Sales of a substantial number of shares of UEC's common stock in the public market by certain stockholders could cause a reduction in the market price of UEC's common stock. As of July 22, UEC had 73,482,337 shares of common stock issued and outstanding, stock options outstanding to purchase 8,579,750 shares and share purchase warrants outstanding to purchase 4,348,983 shares. The sale of a substantial number of shares into the public market of previously restricted shares, or upon exercise of stock options or warrants, could place downward pressure on the price of UEC's common stock.

In addition, under the Merger with Concentric, UEC will issue approximately 1,253,440 shares to the original stockholders of Concentric, plus 377,447 warrants to replace Concentric warrants. The Merger and the exercise of the outstanding options and warrants will result in the issue by UEC of additional common shares, and the resale of these additional common shares may have a depressing effect on the trading price of UEC's common shares.

The trading price of UEC's common stock on the NYSE Amex Equities exchange and previously on the OTC Bulletin Board has been and may continue to fluctuate significantly and stockholders may have difficulty reselling their shares.

UEC's common stock commenced trading on the NYSE Amex Equities exchange (formerly known as the American Stock Exchange) on September 28, 2007, and previously traded on the OTC Bulletin Board, and the trading price has fluctuated. In addition to volatility associated with securities in general, the value of your investment could decline due to the impact of any of the following factors upon the market price of UEC's common stock: (i) disappointing results from UEC's discovery or development efforts; (ii) failure to meet UEC's revenue or profit goals or operating budget; (iii) decline in demand for UEC's common stock; (iv) downward revisions in securities analysts' estimates or changes in general market conditions; (v) technological innovations by competitors or in competing technologies; (vi) lack of funding generated for operations; (vii) investor perception of UEC's industry or its prospects; and (viii) general economic trends.

In addition, stock markets have experienced price and volume fluctuations and the market prices of securities have been highly volatile. These fluctuations are often unrelated to operating performance and may adversely affect the market price of UEC's common stock. As a result, investors may be unable to sell their shares at a fair price and you may lose all or part of your investment.

Additional issuances of equity securities may result in dilution to UEC's stockholders. UEC's Articles of Incorporation authorize the issuance of 750,000,000 shares of common stock.

UEC's Board of Directors has the authority to issue additional shares of its capital stock to provide additional financing in the future, and the issuance of any such shares may result in a reduction of the book value or market price of the outstanding shares of its common stock. If UEC does issue any such additional shares, such issuance also will cause a reduction in the proportionate ownership and voting power of all other stockholders. As a result of such dilution, if you acquire shares of UEC's common stock, your proportionate ownership interest and voting power could be decreased. Further, any such issuances could result in a change of control.

UEC's common stock may at times be classified as a "penny stock" under SEC rules, which may limit the market for its common stock.

Because the market price of UEC's common stock has fluctuated and may trade at times at less than $5 per share, the common stock may be classified from time to time as a "penny stock." SEC Rule 15g-9 under the Exchange Act imposes additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as an "established customer" or an "accredited investor." This includes the requirement that a broker-dealer must make a determination that investments in penny stocks are suitable for the customer and must make special disclosures to the customers concerning the risk of penny stocks. Many broker-dealers decline to participate in penny stock transactions because of the extra requirements imposed on penny stock transactions. Application of the penny stock rules to UEC's common stock from time to time may limit the market liquidity of its shares, which in turn affects the ability of holders of its common stock to resell the shares they purchase, and they may not be able to resell at prices at or above the prices they paid.

A decline in the price of UEC's common stock could affect UEC's ability to raise further working capital and adversely impact its operations.

A decline in the price of UEC's common stock could result in a reduction in the liquidity of UEC's common stock and a reduction in its ability to raise additional capital for its operations. Because UEC's operations to date have been principally financed through the sale of equity securities, a decline in the price of its common stock could have an adverse effect upon its liquidity and its continued operations. A reduction in UEC's ability to raise equity capital in the future would have a material adverse effect upon its business plan and operations, including UEC's ability to continue its current operations. If UEC's stock price declines, UEC may not be able to raise additional capital or generate funds from operations sufficient to meet its obligations.

A majority of UEC directors and officers are outside the United States, with the result that it may be difficult for investors to enforce within the United States any judgments obtained against UEC or any of its directors or officers.

A majority of UEC's directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on UEC's directors or officers, or enforce within the United States or Canada any judgments obtained against UEC or its officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. Consequently, you may be effectively prevented from pursuing remedies under U.S. federal securities laws against them. In addition, investors may not be able to commence an action in a Canadian court predicated upon the civil liability provisions of the securities laws of the United States. The foregoing risks also apply to those experts identified in this report that are not residents of the United States.

Please read this proxy statement/prospectus carefully. You should rely only on the information contained in this proxy statement/prospectus. Neither UEC nor Concentric has authorized anyone to provide you with different information. You should not assume that the information provided in this proxy statement/prospectus is accurate as of any date other than the date on the front of this prospectus.

CAUTIONARY INFORMATION ABOUT FORWARD-LOOKING STATEMENTS

This document and the documents incorporated by reference herein include "forward-looking statements" about UEC, Concentric and the combined company, within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995, regarding the financial position, business strategy, production and reserve growth, possible or assumed future results of operations, and other plans and objectives for the future operations of UEC following the Merger, and statements regarding integration of the businesses of UEC and Concentric and general economic conditions.

The events and circumstances referred to in forward-looking statements are subject to numerous risks and uncertainties. Although UEC and Concentric believe that in making such statements their respective expectations are based on reasonable assumptions, the events and circumstances referred to may be influenced by factors that could cause actual outcomes and results to be materially different from those projected.

Except for UEC's obligations to disclose material information under United States federal securities laws, neither UEC nor Concentric undertakes any obligation to release publicly any revision to any forward-looking statement, to report events or circumstances after the date of this document or to report the occurrence of unanticipated events.

Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "will," "would," "should," "plans," "likely," "expects," "anticipates," "intends," "believes," "estimates," "thinks," "may" and similar expressions, are forward-looking statements. The following important factors, in addition to those discussed under "Risk Factors" and elsewhere in this document, could affect the future results of the energy industry in general, and UEC after the Merger in particular, and could cause those results to differ materially from those expressed in or implied by such forward-looking statements:

  uncertainties inherent in exploration activities that may not result in commercially exploitable quantities of ore on UEC's and Concentric's mineral properties;

  unexpected difficulties in integrating the operations of UEC and Concentric;

  the need to make unexpected future capital expenditures (including the amount and nature thereof);

  the effects of competition;

  the success of UEC's risk management activities;

  the availability of acquisition or combination opportunities (or lack thereof);

  the impact of current and future laws and governmental regulations;

  environmental liabilities that are not covered by an effective indemnification agreement or insurance; and

  general economic, market or business conditions.

All written and oral forward-looking statements attributable to UEC or Concentric or persons acting on behalf of UEC or Concentric are expressly qualified in their entirety by such factors. For additional information with respect to these factors, see "Where You Can Find More Information."

THE STOCKHOLDER MEETING

Concentric's board of directors is using this document to solicit proxies from Concentric stockholders for use at Concentric's special meeting of stockholders. In addition, this document constitutes a prospectus covering the issuance by UEC of common stock and common stock purchase warrants pursuant to the Merger Agreement.

Time and Place

The stockholder meeting will be held at 10:00  a.m., Central time on August 24, 2011 at the law offices of Schlanger, Silver, Barg & Paine LLP, 109 North Post Oak Lane, Suite 300, Houston, Texas.

Purpose of the Stockholder Meeting

The purpose of the Concentric special meeting is as follows:

  to consider and vote upon a proposal to adopt the Merger Agreement;

  to consider and vote upon any adjournment of the special meeting, if necessary or appropriate to solicit additional proxies in favor of the foregoing proposal; and

  to transact any other business that may properly come before the special meeting or any adjournment or postponement of the special meeting.

Concentric's board of directors has unanimously adopted a resolution approving the Merger Agreement, declared the Merger Agreement advisable and determined that the Merger Agreement and the transactions contemplated by it are in the best interests of Concentric and its stockholders, and recommends unanimously that Concentric stockholders vote at the special meeting to adopt the Merger Agreement and to approve any adjournment of the special meeting, if necessary or appropriate to solicit additional proxies. As described under "The Merger -- Interests of Certain Persons in the Merger that May be Different from Your Interests" beginning on page 34, it is possible that Ralph W. Kettell II, the President, Chief Executive Officer and a director of Concentric, will become a consultant to UEC following the Merger. In this event, Mr. Kettell would have an interest in the Merger that could be different from, or in addition to, those of Concentric stockholders.

Record Date and Outstanding Shares

Only holders of record of Concentric common stock at the close of business on July 22, 2011 are entitled to notice of, and to vote at, the Concentric special meeting. On the record date, there were 11,659,905 shares of Concentric common stock issued and outstanding held by approximately 260 holders of record; this figure does not include beneficial shareholders whose shares are held in street or nominee names. Each share of Concentric common stock entitles the holder of that share to one vote on each matter submitted for stockholder approval.

Quorum and Vote Necessary to Approve Proposals

The presence, in person or by proxy, of the holders of a majority of the shares of Concentric common stock outstanding as of the record date is necessary to constitute a quorum at the Concentric special meeting. Adoption of the Merger Agreement requires the affirmative vote of a majority of the then outstanding shares of Concentric common stock that are entitled to vote as of the record date.

Any adjournment of the special meeting, if necessary or appropriate to solicit additional proxies, requires the affirmative vote of the holders of Concentric common stock representing a majority of the votes present in person or by proxy at the special meeting entitled to vote, whether or not a quorum exists, without further notice other than by announcement made at the stockholders meeting, so long as the adjournment is for 30 days or less and no new record date is set.

Tabulation of the Votes

Concentric has appointed F. Kyle Longhofer, a partner at Schlanger, Silver, Barg & Paine LLP, 109 North Post Oak Lane, Suite 300, Houston, Texas, to serve as the Inspector of Election for the Concentric special meeting. The Inspector of Elections will independently tabulate affirmative and negative votes and abstentions.

Proxies

The applicable proxy card will be sent to each Concentric stockholder on or promptly after the record date. If you receive a proxy card, you may grant a proxy to vote on the proposals by marking, dating and signing your proxy card and returning it to Concentric by mail, fax or email attachment.

If you hold your stock in the name of a bank, broker or other nominee, you should follow the instructions of the bank, broker or nominee when voting your shares.

All shares of stock represented by properly executed proxies received prior to or at the Concentric special meeting, as applicable, will be voted in accordance with the instructions indicated on such proxies.

Proxies that have been revoked properly and on time will not be counted. If no instructions are indicated on a properly executed returned proxy, that proxy will be voted to adopt the Merger Agreement and to approve any adjournment of the special meeting, if necessary or appropriate to solicit additional proxies.

Other Business

The Concentric board of directors is not currently aware of any business to be acted upon at the stockholder meeting other than the matters described in this proxy statement/prospectus. If, however, other matters are properly brought before the meeting, the persons appointed as proxies for the meeting will have discretion to vote or act on those matters according to their judgment.

Revocation of Proxies

You may revoke your proxy before it is voted by:

  submitting a new proxy with a later date;

  notifying the corporate secretary of Concentric in writing before the special meeting that you have revoked your proxy; or

  voting in person or notifying the corporate secretary of Concentric in writing at the special meeting of your wish to revoke your proxy.

Solicitation of Proxies

In addition to solicitation by mail, Concentric may make arrangements with brokerage houses and other custodians, nominees and fiduciaries to send proxy materials to beneficial owners. The directors, officers and employees of Concentric may solicit proxies by telephone, email or in person. These directors, officers and employees will receive no additional compensation for doing so.

To ensure sufficient representation at the special meeting, Concentric may request the return of proxy cards by mail, fax, email attachment or in person. The extent to which this will be necessary depends entirely upon how promptly proxy cards are returned. Concentric urges you to send in your proxy without delay.

Concentric will pay its cost of soliciting proxies, including the cost of preparing and mailing this document and the expenses incurred by brokerage houses, nominees and fiduciaries in forwarding proxy materials to beneficial owners. For greater certainty, UEC has agreed to be responsible for the costs of preparing and filing the Registration Statement of which this proxy statement/prospectus forms a part.

CONCENTRIC - PROPOSAL NUMBER ONE:
ADOPTION OF MERGER AGREEMENT BETWEEN UEC AND CONCENTRIC

Concentric's Board of Directors considers it in the best interests of Concentric to conclude the Merger with UEC pursuant to the Merger Agreement dated May 5, 2011, whereby Concentric will be merged with and into Subco, with Subco as the surviving corporation, on the terms and subject to the conditions of the Merger Agreement. Accordingly, Concentric's Board of Directors has adopted resolutions approving and authorizing the Merger Agreement, and the Merger contemplated thereby, and, has resolved that the Merger Agreement shall be placed before Concentric's stockholders for their consideration, approval and adoption.

Specifically, Concentric's stockholders are being asked to adopt the following as a resolution of the stockholders:

"RESOLVED THAT:

1.       The merger of Concentric Energy Corp. (the "Corporation") with and into a wholly owned subsidiary of Uranium Energy Corp. , on the terms and subject to the conditions of the Merger Agreement and Plan of Merger dated May 5, 2011 (the "Merger Agreement"), be and is hereby approved;

2.       The Merger Agreement be and is hereby approved, ratified and adopted as an agreement of the Corporation; and

3.       Any one officer of the Corporation, be and is hereby authorized to execute such other agreements and documents, and to take such other actions, as required to give effect to these resolutions."

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ADOPTION OF THE FOREGOING RESOLUTION OF THE STOCKHOLDERS, APPROVING, RATIFYING AND ADOPTING THE MERGER AGREEMENT.

UEC - THE COMBINED COMPANY

UEC is a U.S.-based company engaged in uranium production, development and exploration activities.

Concentric is a U.S. based company that has a 100% interest in the Anderson Property, a 7,581-acre mineral claim block located in Yavapai County, Arizona.

If the Merger is completed, Concentric will merge with and into Subco, a wholly-owned subsidiary of UEC. As the surviving corporation, Subco will become vested with all of Concentric's assets and property.

THE MERGER

Overview

On May 5, 2011, UEC and Concentric entered a definitive Merger Agreement and Plan of Merger (the "Merger Agreement") that contemplates a stock-for-stock Merger to be effected under the laws of Nevada. As indicated above, if the Merger is completed, Subco will be the surviving corporation, and will become vested with all of Concentric's assets and property.

Under the terms of the Merger Agreement, Concentric's stockholders will receive 0.1075 shares of UEC common stock for every one share of Concentric common stock they own. Currently, there are approximately 11,659,905 shares of Concentric common stock outstanding, with the result that 1,253,440 shares of UEC common stock are anticipated to be issued to former stockholders of Concentric upon completion of the Merger. Based on the closing market price of UEC's common stock of $3.20 per share, as reported by the NYSE Amex, on May 5, 2011, the total share consideration to be issued to Concentric's stockholders will be worth $4,011,008, and they will hold approximately 1.7% of the issued and outstanding common stock of UEC.

It is a condition precedent to the completion of the Merger that UEC is able to achieve a contemporaneous closing of the full assignment to UEC of Global Uranium Corp.'s ("Global") rights (the "Rights") under the terms and conditions of an underlying Option and Joint Venture Agreement dated April 13, 2010 between Global and Concentric, with respect to the Anderson Property. As a consequence, UEC has recently entered into an Acquisition Agreement with Global (the "Global Acquisition Agreement") to acquire such Rights in consideration of UEC's delivery to Global of (i) an initial payment of $150,000, (ii) a further $200,000 payment thereby releasing and assigning to UEC any security previously granted by Concentric to Global and (iii) 350,000 restricted shares of UEC's common stock and a final payment of $150,000 at the closing of the Merger.

The Merger is subject to various other conditions, including: the approval of the stockholders of Concentric; completion within 30 days by each party, to its satisfaction, of due diligence investigation of the other party's business and affairs to determine the feasibility, economic or otherwise, of the Merger; the number of holders of Concentric common stock exercising dissent rights available to them under Nevada law shall not exceed 5% of the total issued and outstanding shares of Concentric common stock; and other customary conditions. In addition, each party's obligation to consummate the Merger is subject to the accuracy of the representations and warranties of the other party and material compliance of the other party with its covenants.

The ratio (the "Exchange Ratio") which determines the number of shares of UEC common stock that are to be issued on completion of the Merger for all of the shares of Concentric common stock is subject to reduction by the shares of Concentric common stock held by those stockholders, if any, who elect to exercise dissent rights under Nevada law. The Exchange Ratio also may be adjusted by good faith negotiation between the parties, if required, having regard to the results of the due diligence investigation of either party's business and affairs by the other party.

The Merger Agreement also contemplates that: (a) all of the outstanding common stock purchase warrants of Concentric (the "Concentric Warrants") will be disposed of by the holders thereof in consideration for the issuance by UEC of non-transferable common stock purchase warrants (the "UEC Exchange Warrants"). The number of UEC Exchange Warrants issuable will be determined with reference to the Exchange Ratio. Currently, the Exchange Ratio is anticipated to be 0.1075 of one UEC Exchange Warrant for every one Concentric Warrant. The exercise price of each UEC Exchange Warrant is anticipated to be determined by dividing the per share exercise price of the corresponding Concentric Warrants by 0.1075, subject to adjustment if the Exchange Ratio is adjusted.

The Merger Agreement provides that not more than 1,253,440 shares of UEC common stock shall be issued in exchange for shares of Concentric common stock pursuant to the Merger (exclusive of any shares of UEC common stocks issued in exchange for shares of Concentric common stock which are issued upon exercise prior to closing of any outstanding Concentric Warrants).

Background of the Merger

In late 2009, Concentric experienced difficulties in raising funds for operations. The board of directors contacted several different mining companies and could not find a buyer who was interested in Concentric. In 2010, Ralph Kettell II, who had previously served as Concentric's chairman of the board, was contacted and asked if he would consider providing funding for Concentric. The board arrived at an arrangement under which Mr. Kettell would rejoin the board of Concentric and all but one of the existing members of the Board would resign. Subsequently, Mr. Kettell appointed replacement directors and the last old board member resigned.

In April of 2010, Concentric entered into an Option and Joint Venture Agreement with Global Uranium Corp. under which Global and Concentric would form a joint venture in order to pursue development of Concentric's property. The Global Agreement was subject to approval of the TSX Venture Exchange. Global advanced funds for operations to Concentric pending the approval of the TSX Venture Exchange. To date, the TSX Venture Exchange has not approved the agreement between Concentric and Global Uranium.

In late April 2010, Mr. Kettell was contacted by some of Concentric's debenture holders who insisted that Concentric enter into an agreement with one of their affiliates. Such a transaction would have been a breach of the Global Agreement and, as such, Concentric did not pursue a transaction with the debenture holders' preferred suitor.

In June of 2010, these debenture holders filed an involuntary bankruptcy proceeding against Concentric in Arizona, claiming that their debentures were in default due to the transaction with Global and due to a claimed breach of a registration rights agreement. Concentric moved to dismiss the bankruptcy proceeding, arguing that there were no defaults in the debentures and that the bankruptcy proceeding was filed in bad faith.

In September of 2010, a cease trade order was issued by British Columbia Securities Commission and the TSX Venture Exchange against Global Uranium.

In December of 2010, the bankruptcy court ruled that the debenture holders had standing to file an involuntary bankruptcy notwithstanding the fact that their debentures were not due or payable and that there would have to be a trial on issues of good faith/bad faith and the other requirements for filing an involuntary bankruptcy.

In late December of 2010, the debenture holders offered to settle and dismiss the bankruptcy proceeding if Concentric would enter into a merger agreement with the debenture holders' affiliate. In late January and early February of 2011, Concentric discussed such a transaction with such affiliate but no agreement was reached.

In early March of 2011, Mr. Kettell contacted Mr. Adnani about pursuing a transaction. Mr. Kettel met with Mr. Adnani, Clyde Yancy and Harry Anthony on March 6, 2011 to discuss whether a transaction made sense to both UEC and Concentric.

Effective March 15, 2011, UEC entered into a Non-Disclosure and Non-Circumvention Agreement with Global in connection with the proposed Merger, given the underlying Option and Joint Venture Agreement dated April 13, 2010 between Global and Concentric with respect to the Anderson Property.

Effective March 16, 2011, UEC entered into a Non-Disclosure and Non-Circumvention Agreement with Concentric in connection with the proposed Merger.

UEC continued to have discussions with each of Concentric and Global regarding the proposed Merger, which ultimately led to the negotiation and execution of certain agreements, as described below.

Effective April 11, 2011, UEC and Concentric entered into a letter agreement setting forth the proposed transaction structure for the Merger, specifically that the Merger would contemplate that each outstanding Concentric share would be surrendered and exchanged for 0.1075 of one UEC share, that outstanding Concentric convertible securities would be exercised for Concentric shares prior to the Merger, converted to equivalent securities of UEC based on the exchange ratio, or surrendered to Concentric for cancellation. In addition, the letter agreement specifically provided that:

  UEC and Concentric anticipate that it would be a condition precedent to the completion of the Merger that UEC is able to enter into an agreement with Global to achieve a contemporaneous closing with regard to the full assignment to UEC of Global's rights under the Option and Joint Venture Agreement dated April 13, 2010 between Global and Concentric with respect to the Anderson Property;

  UEC and Concentric anticipate that a definitive Agreement regarding the proposed Merger would be finalized and executed by UEC and Concentric within 45 days from the date of the letter agreement (as indicated above, UEC and Concentric subsequently entered into the definitive Merger Agreement on May 5, 2011);

  Concentric agreed to a 45 day standstill period;

  UEC agreed to provide Concentric with a loan of $300,000, to be used as follows: (a) first, for UEC to directly pay $200,000 of the loan to Global, representing the repayment by Concentric to Global under the above-referenced Option and Joint Venture Agreement and to obtain a release and assignment from Global of any security associated with the same; and (b) the remaining $100,000 for Concentric's general corporate and working capital purposes to be used towards the completion of the proposed Merger.

Pursuant to the terms of the above-referenced letter agreement between UEC and Concentric, on April 20, 2011, UEC and Concentric entered into a Secured Loan Agreement in the principal amount of $300,000, payable on July 31, 2011 (subsequently amended effective July 5, 2011 to be payable on October 31, 2011), and bearing interest at 6% per annum, payable at maturity.

Effective April 11, 2011, UEC entered into an Acquisition Agreement with Global, pursuant to which, subject to and conditional upon the concurrent completion by UEC of the Merger with Concentric, Global agrees to sell, assign and transfer to UEC all of Global's rights and interests under the Option and Joint Venture Agreement dated April 13, 2010 between Global and Concentric with respect to the Anderson Property, in exchange for payment by UEC to Global of the following consideration:

  an initial non-refundable $150,000 within two business days (paid);

  a further $200,000 within five business days (paid), representing the acknowledged repayment by Concentric to Global of any and all monies due and owing by Concentric to Global under the Option Agreement and all related loans thereunder and, consequent thereby, and without any further act being required on behalf of either UEC or Global, immediately releasing and fully assigning to UEC any security previously granted by Concentric to Global associated with the same;

  350,000 restricted common shares of UEC's common stock to be issued and delivered by UEC to Global simultaneously with the closing of the proposed Merger with Concentric; and

  a final $150,000 to be paid upon closing of the proposed Merger with Concentric.

As indicated above, UEC and Concentric entered into a definitive Merger Agreement on May 5, 2011. Initially the Merger Agreement provided that the Merger would close on or before August 31, 2011 unless otherwise agreed by the parties. Effective July 5, 2011, UEC and Concentric amended the Merger Agreement to provide that the Merger is to close on or before October 31, 2011 unless otherwise agreed by the parties.

Reasons for the Merger

UEC

UEC believes that the Merger will provide strategic and potential financial benefits to its security holders, as it will provide UEC with Concentric's undivided 100% interest in the Anderson Property, a 7,581-acre mineral claim block located in Yavapai County, Arizona. It is a condition precedent to the completion of the Merger that UEC is able to achieve a contemporaneous closing of the full assignment to UEC of Global's rights under the terms and conditions of an underlying Option and Joint Venture Agreement dated April 13, 2010 between Global and Concentric, with respect to the Anderson Property.

Concentric

Concentric does not have the means to fund the necessary work on the Anderson Property and has limited resources. Concentric's shares are not listed or traded on any exchange. Concentric has determined that it is in the best interests of its shareholders to enter into the Merger transaction, which will provide its shareholders with shares of UEC, which are listed on the NYSE Amex. UEC has significantly greater cash and other resources than Concentric to perform work on the Anderson property as well as other properties in which UEC has an interest. Furthermore, the expenses of an involuntary bankruptcy proceeding filed in June 2010 by some of Concentric's debenture holders have been substantial to Concentric given Concentric's financial condition. Concentric believes that the Merger will reduce the need to litigate with these debenture holders in view of UEC's significantly greater means to ensure an amicable resolution of the matter. While Concentric believes that it would be successful in pursuing the good faith/bad faith issue as brought forth by Concentric against the debenture holders, Concentric appreciates that there are risks involved in any litigation.

Board Recommendation

After careful consideration, Concentric's board of directors has unanimously adopted a resolution approving the Merger Agreement, declared the Merger Agreement advisable, and determined that the Merger Agreement and the transactions contemplated by it are in the best interests of Concentric and its stockholders. Accordingly, Concentric's board of directors unanimously recommends that Concentric stockholders vote at the special meeting to adopt the Merger Agreement and approve any adjournment of the special meeting, if necessary or appropriate to solicit additional proxies.

Concentric Stockholder Ownership of UEC, Post-Merger

At the Exchange Ratio of 0.1075 UEC common shares, subject to adjustment, per share of Concentric common stock, Concentric stockholders will own approximately 1.7% of the combined company.

Other Considerations

In addition to the reasons described above, Concentric's board of directors considered the following factors in evaluating the Merger:

  that the terms of the Merger Agreement, including the closing conditions, are customary and reasonable; and

  that the Merger minimizes the financial and operational constraints that may influence and control the course of the involuntary bankruptcy proceedings.

Concentric's board of directors believes that the above factors generally supported its determination and recommendation. Concentric's board of directors did, however, consider the following potentially negative factors, among others, in its deliberations concerning the Merger:

  as described under "The Merger -- Interests of Certain Persons in the Merger that May be Different from Your Interests" beginning on page 34, it is possible that Ralph W. Kettell II, the President, Chief Executive Officer and a director of Concentric, will become a consultant of UEC following the Merger, and that he would therefore have an interest in the Merger that may be different from, or in addition to, those of Concentric stockholders;

  the risk to Concentric stockholders that, at the closing, the value of UEC common shares received in the Merger will be relatively less than the value at the time of the announcement of the Merger Agreement; and

  the risk that the potential benefits sought in the Merger might not be fully realized.

However, Concentric's board of directors ultimately determined that the foregoing factors were outweighed by the potential benefits of the Merger above, including the opportunity for Concentric stockholders to share in the benefits of the combined company's long-term prospects.

The foregoing discussion of the information and factors considered by Concentric's board of directors is not meant to be exhaustive, but includes the material information and factors considered by Concentric's board of directors.

Restrictions on Sales of Shares of UEC Common Stock Received in the Merger

The shares of UEC common stock to be issued in connection with the Merger will be registered under the Securities Act and will be freely transferable, except for shares of UEC common stock issued to any person who is deemed to be an "affiliate" of UEC after the effective time of the Merger. Concentric stockholders who become affiliates of UEC as a result of the Merger may not sell any of the shares of UEC common stock received by them in connection with the Merger except pursuant to an effective registration statement under the Securities Act covering the resale of those shares or any applicable exemption under Rule 144, if available, or otherwise under the Securities Act.

Board of Directors and Management of UEC Following the Merger

UEC's board of directors and executive officers will remain unchanged once the Merger becomes effective. UEC's directors and executive officers are as follows:

Name and Municipality of Residence	Age	Current Office with UEC
Amir Adnani Vancouver, British Columbia	33	President, Chief Executive Officer and a director
Alan P. Lindsay Vancouver, British Columbia	60	Chairman and a director
Harry L. Anthony Kingsville, Texas	63	Chief Operating Officer and a director
Ivan Obolensky New York, New York	86	Director
Erik Essiger Meilen, Switzerland	45	Director
Vincent Della Volpe Lincoln Park, New Jersey	68	Director
David Kong Richmond, British Columbia	64	Director
Mark Katsumata White Rock, British Columbia	45	Secretary, Treasurer and Chief Financial Officer

Interests of Certain Persons in the Merger that May be Different from Your Interests

In considering the recommendation of the Concentric's board of directors with respect to the Merger, Concentric stockholders should be aware that Ralph W. Kettell II, currently the President and Chief Executive Officer of Concentric, may be hired as a consultant to UEC. As such, Mr. Kettell may have certain interests in the Merger that may be different from, or in addition to, the interests of Concentric stockholders. Concentric's board of directors was aware of these interests and considered them, among other matters, when adopting a resolution to approve the Merger Agreement and recommending that Concentric stockholders vote to adopt the Merger Agreement.

THE MERGER AGREEMENT

The following is a description of the material provisions of the Merger Agreement entered into by UEC and Concentric on May 5, 2011.

Structure of the Merger

At the effective time of the Merger, Concentric will be merged with and into Subco, a wholly owned subsidiary of UEC. Subco will continue as the surviving corporation.

Closing and Effective Time of the Merger

The closing of the Merger will take place after the satisfaction of the conditions described below, and is to occur no later than October 31, 2011, unless Concentric and UEC agree in writing to extend the Merger Agreement.

The Merger will become effective at the time articles of Merger are filed with the Nevada Secretary of State, or at a later time agreed to by Concentric and UEC in the articles of Merger. The articles of Merger will be filed at the time of the closing of the Merger.

Merger Consideration; Exchange ratio

The Merger Agreement provides that each share of Concentric common stock not owned by Concentric or UEC that is outstanding before the effective time will, at the effective time, be exchanged for 0.1075 UEC common shares, subject to possible adjustment for stated changes in UEC's capital structure prior to the Merger completion. These changes include stock or other in-kind distributions, share splits, reverse-splits, reclassifications and like matters of general application to the UEC shares. None of these types of transactions is currently contemplated by UEC. The Exchange Ratio is not adjusted for fluctuations in the trading values of Concentric or UEC shares.

Exchange of Concentric Warrants

The Merger Agreement also contemplates that all of the outstanding Concentric Warrants will be disposed of by the holders thereof in consideration for the issue by UEC of non-transferable UEC Exchange Warrants. The number of UEC Exchange Warrants issuable will be determined with reference to the Exchange Ratio. Currently, the Exchange Ratio is anticipated to be one UEC Exchange Option or 0.1075 UEC Exchange Warrants for every one Concentric Warrant. The exercise price of each UEC Exchange Warrant is anticipated to be determined by dividing the per share exercise price of the corresponding Concentric Options or Concentric Warrants by 0.1075, subject to adjustment if the Exchange Ratio is adjusted.

Limitation on Merger Consideration

The Merger Agreement provides that not more than 1,253,440 shares of UEC common stock shall be issued in exchange for shares of Concentric common stock pursuant to the Merger (exclusive of any shares of UEC common stock issued in exchange for shares of Concentric common stock which are issued upon exercise prior to closing of any outstanding Concentric Warrants).

Procedures for Exchange of Certificates

UEC's transfer agent will be appointed to act as exchange agent to handle the exchange of Concentric common stock for UEC common shares. UEC will issue UEC share certificates evidencing the UEC shares to be issued to Concentric Stockholders in the Merger on substantially the same basis as the Concentric shares are registered as of the time of the Merger. That is, UEC certificates to be issued in exchange for Concentric shares registered in the names of direct beneficial holders will be similarly registered and UEC certificates to be issued in exchange for Concentric shares registered in the name of brokerages, clearing houses and other intermediaries will be registered in those names, either in paper or in electronic form as the transfer agent may advise.

Where certificates of Concentric common stock were registered in the names of the beneficial owners, the former Concentric stockholder will be required to deposit such certificates, duly endorsed for transfer in blank, with the UEC transfer agent, who will issue a UEC share certificate registered in the same name as the Concentric certificate in exchange therefore.

For brokerages, clearing houses and other intermediaries, the UEC transfer agent will follow standard procedures in respect of UEC shares to be issued in exchange for shares of Concentric common stock registered in the name of an intermediary on behalf of the beneficial owner of the Concentric shares.

Concentric common stockholders should not forward stock certificates to the UEC transfer agent until they have received a letter of transmittal or letter of exchange. Concentric common stockholders should not return their stock certificates with the enclosed proxy or voting instruction form.

UEC will not pay any dividends or other distributions to the holders of Concentric common stock certificates in respect of UEC common shares for which the shares of Concentric common stock represented by those certificates have been exchanged until the Concentric common stock certificates are surrendered to the UEC transfer agent.

Representations and Warranties

The Merger Agreement contains generally reciprocal representations and warranties made by each party to the other. These generally reciprocal representations and warranties relate to corporate existence, organization and authority to carry on its business; subsidiaries; capital structure; corporate power and authority to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement; reporting documents and undisclosed liabilities; information supplied for inclusion in this proxy statement/prospectus; absence of specific changes or events; litigation; compliance with laws; environmental matters; accounting matters; contracts; and Concentric stockholder approval and voting requirements.

Many of the representations and warranties made by Concentric and UEC are qualified by a material adverse effect threshold. For the purposes of the Merger Agreement, a material adverse effect means a material adverse effect on the ability of UEC or Concentric, as the case may be, to perform its obligations under the Merger Agreement in a timely manner or a material adverse effect on the business, properties, financial condition or results of operations of either UEC or Concentric and with respect only to UEC the refusal of Concentric to consent, following a good faith request, to some types of actions by UEC otherwise prohibited under the covenants relating to the conduct of business by UEC in the Merger Agreement.

Covenants

The Merger Agreement provides for covenants relating to conduct of business. Between the signing of the Merger Agreement and the closing of the Merger, Concentric and UEC concluded that they: will conduct their businesses in the usual, regular and ordinary course in all material respects; will not declare or pay any dividends except distributions by a subsidiary to its parent and regular cash dividends; will not take any actions that would, or would reasonably be expected to, result in any representations and warranties of the party in the Merger Agreement that are qualified by materiality from becoming untrue or that are not qualified by materiality from becoming untrue in any material respect or any conditions to the Merger not being satisfied.

The Merger Agreement also restricts, among other things, the ability of Concentric to issue, deliver, sell, or grant shares of its capital stock, Concentric voting securities, any rights, warrants or options to acquire any Concentric voting security or some specific rights under Concentric stock plans other than in the ordinary course; amend its articles of incorporation and by-laws; acquire or agree to acquire any business or other organization or any assets that are material to Concentric, either individually or in the aggregate; sell, lease, encumber or dispose of any of Concentric's personal property or real property; incur any indebtedness, other than short-term borrowings in the ordinary course; make any loans, advances or capital contributions to any other person other than a joint venture of Concentric's in the ordinary course and consistent with past practice; make any material tax election or settle or compromise any material tax liability; other than in the ordinary course and consistent with past practice, increase the compensation payable or to become payable to its executive officers or employees, grant severance or termination pay, enter into or amend any employment, bonus or severance agreement or enter into or alter any rights or benefits; make any amendment to any company stock plan; or authorize or commit to any of the foregoing actions.

The Merger Agreement restricts, among other things, the ability of UEC to change its principal business, amend its corporate documents in such a way as to have a material adverse effect on the transactions contemplated by the Merger Agreement; or authorize or commit to any of the foregoing actions.

No Solicitation of Alternative Transactions

During the Merger process, Concentric has agreed not to, will not permit its subsidiaries to, and will not authorize or permit any officer, director or employee of Concentric or any investment banker, attorney, accountant or other advisor or representative of Concentric or any subsidiary to solicit, initiate or encourage the submission of any offer to finance or purchase Concentric or the formation of any business combination involving Concentric.

Obligation to Convene Concentric Stockholder Meeting and make Recommendations

Concentric has agreed to call and hold a meeting of the holders of Concentric common stock for the purpose of obtaining the adoption of the Merger Agreement by votes representing a majority in aggregate voting power of the outstanding shares of Concentric common stock. Concentric will, through its board of directors, recommend to their stockholders that the Merger Agreement be adopted.

However, the board of directors of Concentric will be permitted to not recommend to the stockholders that the Merger Agreement be adopted, or withdraw or modify in a manner adverse to UEC its recommendation to Concentric's stockholders that the Merger Agreement be adopted, but only if and to the extent that Concentric's board of directors determines in good faith, after consultation with counsel and its financial advisors, that failing to take that action would breach the fiduciary duties of Concentric's board of directors.

Access to Information; Confidentiality

During the period before the effective time of the Merger, UEC and Concentric will afford to the other party and its representatives reasonable access during normal business hours to all of their respective properties and records. During that period each party will promptly provide to the other party a copy of each reporting document filed pursuant to the requirements of the securities laws of the United States, and all other information concerning its business, properties and personnel as the other party reasonably requests. The information will be held in confidence as set out in the Merger Agreement.

Reasonable Efforts; Notification

Concentric and UEC will use reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by the Merger Agreement. This includes obtaining all necessary actions or non-actions, waivers, consents and approvals from governmental entities and the making of all necessary registrations and filings and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental entity; obtaining all necessary consents, approvals or waivers from third parties; defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement, including seeking to have any stay or temporary restraining order entered by any court or other governmental entity vacated or reversed; and executing and delivering any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the Merger Agreement.

Indemnification

UEC will cause Subco surviving the Merger to honour, to the fullest extent of the law, all of Concentric's obligations to indemnify, including any obligations to advance funds for expenses to, the current or former directors or officers of Concentric for acts or omissions by them occurring before the effective time of the Merger, to the extent the obligations of Concentric existed on the completion date.

Fees and Expenses

All fees and expenses, including any fees payable to any broker, investment banker or financial advisor, incurred in connection with the transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses. For greater certainty, UEC has agreed to be responsible for the costs of preparing and filing the Registration Statement of which this proxy statement/prospectus forms a part.

In the event of a successful Merger, then UEC shall be responsible for all costs of the Merger, although UEC may allocate expenses between UEC and Concentric after the Merger, as it determines appropriate in its sole discretion. In the event either party terminates the Merger before it is concluded, each party will be responsible for its own costs.

Public Announcements

Concentric and UEC will consult with each other before issuing, and provide each other the opportunity to review and comment on, any press release or other public statements with respect to the transactions contemplated by the Merger Agreement. Concentric and UEC will not issue any press release or make any public statement about these transactions without prior consultation with the other, except as may be required by applicable law, court process or obligations pursuant to any listing agreement with any national securities exchange.

Amendment

The Merger Agreement may be amended by the parties at any time by an instrument in writing signed on behalf of each of the parties. However, after the approval of the Merger Agreement at the Concentric special meeting there will be no material amendment made that by law requires further approval by the Concentric stockholders without the further approval of the Concentric stockholders.

Extension; Waiver

At any time before the effective time of the Merger, the parties may extend the time for the performance of any of the obligations or acts of the other party, waive any inaccuracies in any representations or warranties or waive compliance with any of the covenants or conditions contained in the Merger Agreement. Any agreement on the part of either party to any such extension or waiver shall be valid only if in a written instrument signed on behalf of the party. The failure of any party to the Merger Agreement to assert any of its rights under the agreement or otherwise will not constitute a waiver of those rights.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES RELATED TO THE MERGER

The following discussion summarizes the principal U.S. federal income tax consequences of the Merger that are expected to apply generally to the stockholders of Concentric upon an exchange of their shares of Concentric common stock for shares of UEC common stock in the Merger. This discussion has been reviewed by Schlanger, Silver, Barg & Paine, LLP, which has provided an opinion as to the United States federal income tax classification of the merger, which opinion has been filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing Treasury Regulations and current administrative rulings and court decisions, all of which are subject to change. Any change, which may or may not be retroactive, could materially alter the tax consequences described herein. No ruling from the Internal Revenue Service ("IRS"), and no opinion of counsel, have been or will be requested in connection with the Merger, and the IRS is not precluded from taking a position contrary to that discussed herein. This discussion assumes that the Concentric stockholders hold their Concentric common stock, and will hold their Concentric common stock, as capital assets for investment under Section 1221 of the Code. No attempt has been made to comment on all federal income tax consequences of the Merger that may be relevant to particular holders, including holders:

  who do not hold their Concentric common stock as capital assets;

  who are subject to special U.S. tax rules, such as financial institutions, dealers or traders in securities, mutual funds, insurance companies or tax-exempt entities;

  who are subject to the alternative minimum tax provisions of the Code;

  who acquired their Concentric common stock in connection with stock option or stock purchase plans or in other compensatory transactions;

  who hold their Concentric common stock as a hedge or as part of a hedging, straddle or other risk reduction strategy;

  who acquired their Concentric common stock as qualified small business stock under Section 1202 of the Code; or

  who acquired their Concentric common stock through a 401(k) plan, a deferred compensation plan or any other retirement plan.

In addition, the following discussion does not address any of the tax consequences of the Merger under state, local or foreign tax laws. Canadian tax considerations relevant to the Merger are discussed elsewhere in this registration statement.

For purposes of this discussion, "U.S Holders" means beneficial owners of Concentric common stock that are, for U.S. federal income tax purposes (1) individual citizens or residents of the U.S., including alien individuals who are lawful permanent residents of the U.S. or who meet the substantial presence residency test under U.S. federal income tax laws, (2) corporations or partnerships (including entities treated as corporations or partnerships for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any State of the United States or the District of Columbia, (3) estates, the incomes of which are subject to U.S. federal income taxation regardless of the source of such income or (4) trusts subject to the primary supervision of a U.S. court and the control of one or more U.S. persons. "Non-U.S. Holders" refers to Concentric stockholders other than U.S. Holders.

For Concentric stockholders who are U.S. Holders, the Merger will be treated as a taxable exchange of their Concentric common stock for the UEC common stock received in the Merger (with the consequences described below) unless the Merger qualifies as a "reorganization" by satisfying the requirements of Section 368(a).

While there can be no assurance that the IRS will not challenge this position, or that it would not be successful in any such challenge, assuming the requirements of Section 368(a) are satisfied, the Merger should qualify as a "reorganization," the U.S. federal income tax consequences of which are described below.

The following discussion describes the alternative U.S. federal income tax consequences of the Merger if (A) the Merger satisfies the requirements of Section 368(a) of the Code and is treated as a "reorganization"; or, (B) fails to qualify as a "reorganization" as a result of failing to satisfy the requirements of Section 368(a) of the Code, or otherwise.

U.S. Federal Income Tax Consequences of the Merger if Treated as a "Reorganization"

If the Merger satisfies the requirements of Section 368(a) of the Code and is treated as a "reorganization" under the Code, the Merger will have the following U.S. federal income tax consequences to Concentric stockholders who are U.S. Holders:

  A Concentric stockholder will not recognize any gain or loss upon the receipt of shares of UEC common stock in exchange for the stockholder's Concentric common stock;

  The tax basis of the shares of UEC common stock received by a Concentric stockholder in the Merger will be equal to the adjusted tax basis of the shares of Concentric common stock exchanged therefore, decreased by the amount of any cash payments received, and increased by the amount of any gain required to be recognized by the Concentric stockholder; and

  The holding period of the shares of UEC common stock received by a Concentric stockholder in the Merger will include the holding period of the shares of Concentric common stock exchanged therefore.

If the Merger qualifies as a "reorganization" under Section 368(a) of the Code, neither UEC nor Concentric will recognize gain or loss for U.S. federal income tax purposes by reason of the Merger.

U.S. Federal Income Tax Consequences of the Merger if Not a "Reorganization."

If the Merger fails to qualify as a "reorganization" under the Code, either because the requirements of Section 368(a) of the Code are not satisfied, or otherwise, the Merger will have the following U.S. federal income tax consequences to Concentric stockholders who are U.S. Holders:

  U.S. Holders generally will recognize an amount of gain or loss equal to the difference between (1) any money and the fair market value of the shares of UEC common stock received in the Merger, and (2) the Concentric stockholder's adjusted tax basis in its Concentric common stock exchanged in the Merger.

  Gain or loss recognized in the Merger generally will be capital gain or loss and will be long-term capital gain or loss if U.S. Holder's holding period for the Concentric common stock exchanged in the Merger is greater than one year.

  The U.S. Holder's tax basis in the shares of UEC common stock received in the Merger will equal the fair market value of those shares at the effective time of the Merger and the holding period for the such shares will begin on the date immediately following the effective time of the Merger.

If the Merger fails to qualify as a "reorganization" under the Code, either because the requirements of Section 368(a) of the Code are not satisfied, or otherwise, Non-U.S. Holders generally will not be subject to U.S. federal income tax as a result of the Merger unless either (i) the stockholder is an individual and is present in the United States for 183 days or more during the year in which Merger occurs and certain other conditions are met or (ii) Concentric is or has been during a specified testing period, a "U.S. real property holding corporation" for U.S. federal income tax purposes.

Concentric Stockholders Exercising Dissenters' Rights

A holder of Concentric common stock that receives solely cash in exchange for such stock in the Merger pursuant to the exercise of dissenters' rights under Nevada law will recognize gain or loss equal to the difference between the tax basis of the Concentric stock surrendered and the amount of the cash received therefore. Subject to the provisions of Section 302 of the Code, such gain or loss will constitute long-term capital gain or loss if such Concentric common stock has been held as a capital asset for more than one year at the time of the consummation of the Merger.

Backup Withholding

Concentric stockholders who are U.S. Holders may be subject to backup withholding of 28% with respect to the UEC common stock received in the Merger if the Merger fails to qualify as a "reorganization" under the Code. No backup withholding will be required if a stockholder (1) is a corporation or comes within specified other exempt categories and, when required, demonstrates this fact, or (2) provides a properly completed IRS Form W-9 (or successor or substitute form) showing the stockholder's correct taxpayer identification number, certifying that the stockholder has not lost the exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A Concentric stockholder who is a U.S. Holder and who does not provide its correct taxpayer identification number may be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Rather, any amounts withheld will be a credit against the stockholder's tax liability for the year in which the Merger occurs. If the amount withheld exceeds the stockholder's income tax liability for such year, the stockholder will be entitled to a refund, provided the stockholder furnishes specified required information to the IRS.

Concentric stockholders who are U.S. Holders will be required to retain records pertaining to the Merger and may be required to file with their U.S. federal income tax returns for the year in which the Merger takes place a statement setting forth specified facts relating to the Merger.

The foregoing discussion is only intended to provide you with a general summary. It is not a complete analysis or description of every potential U.S. federal income tax consequence or any other consequence of the Merger. In addition, the discussion does not address tax consequences that may vary with, or are contingent on, your individual circumstances. Moreover, this discussion does not address any non income tax or any foreign, state, or local tax consequences of the Merger. Accordingly, you are urged to consult with your tax advisor to determine the particular U.S. federal, state, local, or foreign tax consequences to you of the Merger.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

In the opinion of McMillan LLP, the following constitutes, as of the date hereof, a fair summary of certain Canadian federal income tax considerations generally applicable to a beneficial owner of Concentric common shares who exchanges such shares for common shares of UEC pursuant to the Merger and who, for the purposes of the Income Tax Act (Canada) and the regulations thereto (collectively, the "Canadian Tax Act") and at all relevant times (i) is, or is deemed to be, resident solely in Canada, (ii) holds the Concentric common shares and will hold any UEC common shares received pursuant to the Merger as capital property; (iii) deals at arm's length with UEC and Concentric, and is not affiliated with UEC or Concentric, and (iv) in respect of whom neither Concentric nor UEC is a foreign affiliate. Persons meeting all such requirements are referred to as a "Canadian Holder" or "Canadian Holders" herein, and this summary only addresses such Canadian Holders.

This summary is not applicable to persons (including Canadian Holders) holding options, warrants or other rights to acquire Concentric common shares, or to persons who acquired Concentric common shares on the exercise of employee stock options or other incentive programs. In addition, this summary is not applicable to a Canadian Holder that is a "financial institution" (as defined in the Canadian Tax Act for the purposes of the mark-to-market rules), a "specified financial institution" as defined in the Canadian Tax Act, a Canadian Holder an interest in which is a "tax shelter investment" for the purposes of the Canadian Tax Act, a Canadian Holder to whom the "functional currency" reporting rules (as defined in the Canadian Tax Act) apply, or a Canadian Holder of other special status or in other special circumstances. This summary also does not address persons who exercise dissent rights. All of the foregoing persons should consult their own tax advisors.

This summary is based on the current provisions of the Canadian Tax Act, all specific proposed amendments to the Canadian Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) before the date hereof ("Proposed Amendments"), and counsel's understanding of the current administrative policy and assessing practice of the Canada Revenue Agency ("CRA"), and assumes that the Proposed Amendments will be enacted in the form proposed. No assurance can be given that the Proposed Amendments will be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate changes in law, whether by judicial, governmental or legislative decision or action, or changes in the administrative policy or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein. The summary also assumes that the Merger will be accepted as a "foreign merger" by CRA for purposes of the Canadian Tax Act, although no legal opinion or tax ruling has been sought or obtained in this regard.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations applicable to Canadian Holders in all circumstances. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Canadian Holder. Accordingly, all Canadian Holders should consult their own independent tax advisors having regard to their own particular circumstances.

Currency

For the purposes of the Canadian Tax Act, all amounts related to the acquisition, holding or disposition of securities (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars; amounts denominated in United States dollars must be converted to Canadian dollars using the appropriate rate of exchange on the effective date (as determined in accordance with the Canadian Tax Act) of the relevant transaction or event.

Consequences of the Merger to a Canadian Holder

A Canadian Holder who receives UEC common shares in exchange for Concentric common shares on the Merger will, taking into account counsel's understanding of the administrative practice of the CRA (and subject to the election discussed in the next paragraph), do so on a tax-deferred basis. Unless an election to treat the Merger as a taxable transaction is made, as discussed in the next paragraph, such Canadian Holder will generally be deemed to have disposed of the Concentric common shares for proceeds of disposition equal to the aggregate adjusted cost base of the Concentric common shares immediately before the Merger and to have acquired the UEC common shares at a cost equal to such adjusted cost base. The adjusted cost base to a Canadian Holder of UEC common shares acquired pursuant to the Merger will be determined by averaging the cost of the UEC common shares so acquired with the adjusted cost base of all other UEC common shares held at that time by the Canadian Holder.

A Canadian Holder who wishes to exchange Concentric common shares under the Merger on a taxable basis is required to elect that the deferral rules in the Canadian Tax Act pertaining to a "foreign merger", as defined in the Canadian Tax Act, not apply. The election must be made in the Canadian Holder's Canadian federal income tax return for the taxation year of the Canadian Holder in which the Merger occurs. If a Canadian Holder elects that the rules in the Canadian Tax Act pertaining to a "foreign merger" do not apply to the transaction, the Canadian Holder will not be eligible for any tax deferral on the Merger. In that case, the Canadian Holder will be considered to have disposed of the Concentric common shares for proceeds of disposition equal to the full fair market value at that time of the UEC common shares acquired in exchange for such shares. The Canadian Holder will so realize a capital gain (or capital loss) to the extent that the fair market value at that time of the UEC common shares acquired on the exchange, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of such Concentric common shares. The cost to a Canadian Holder of the UEC common shares acquired on this exchange will then be equal to the fair market value at the time of the exchange of such shares of UEC common shares. The adjusted cost base to a Canadian Holder of UEC common shares acquired pursuant to the Merger will be determined by averaging the cost of the UEC common shares so acquired with the adjusted cost base of all other UEC common shares held at that time by the Canadian Holder.

For a description of the Canadian federal tax treatment of capital gains and losses, see "Tax Treatment of Capital Gains and Capital Losses" below. Canadian Holders who wish to elect out of the "foreign merger" rules of the Canadian Tax Act and exchange Concentric common shares for UEC common shares on a taxable basis should consult with their own tax advisors in this regard.

Tax Treatment of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Canadian Holder in a taxation year will be included in computing the Canadian Holder's income in such year. A Canadian Holder will be required to deduct one-half of any capital loss (an "allowable capital loss") realized against taxable capital gains realized by the Canadian Holder in the year. Any allowable capital loss not deductible in the year it is realized generally may be carried back and deducted against taxable capital gains in any of the three preceding years or carried forward and deducted against taxable capital gains in any subsequent year (in accordance with the rules contained in the Canadian Tax Act). Capital gains realized by an individual or trust, other than certain specified trusts, will be relevant in computing possible liability for the alternative minimum tax.

A Canadian Holder that is, throughout the relevant taxation year, a "Canadian-controlled private corporation" (as defined in the Canadian Tax Act) may be liable to pay, in addition to the tax otherwise payable under the Canadian Tax Act, an additional tax (refundable in certain circumstances) of 6 2/3% on its "aggregate investment income" for the year (which is defined in the Canadian Tax Act to include taxable capital gains). The amount of any capital loss realized on a disposition or deemed disposition of a share by a Canadian Holder that is a corporation may be reduced by the amount of any dividends received or deemed to have been received by it on such share, to the extent and under the circumstances set out in the Canadian Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns such shares, or in certain other circumstances. Canadian Holders to whom these rules may be relevant should consult with their own tax advisors.

Holding and Disposing of UEC Common Shares

The full amount of dividends received or deemed to be received by a Canadian Holder on the UEC common shares, if any, including amounts deducted for foreign withholding tax, if any, will be included in computing the Canadian Holder's income. For an individual (including a trust), the gross-up and dividend tax credit rules in the Canadian Tax Act will not apply to such dividends. A Canadian Holder that is a corporation will not be entitled to deduct the amount of such dividends in computing its taxable income. A Canadian Holder that is a "Canadian-controlled private corporation" (as defined in the Canadian Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) of 6 2/3% in respect of its "aggregate investment income" for the year, which will include such dividends. United States tax, if any, payable by a Canadian Holder in respect of dividends received on the UEC common shares may be eligible for a foreign tax credit or deduction under the Canadian Tax Act to the extent and under the circumstances described in the Canadian Tax Act. Canadian Holders should consult their own tax advisors with respect to the availability of a foreign tax credit or deduction, having regard to their own particular circumstances.

In general, a disposition or a deemed disposition of UEC common shares will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of UEC common shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Canadian Holder of the UEC common shares immediately before the disposition. The tax treatment of capital gains and capital losses is generally as discussed above under "Tax Treatment of Capital Gains and Capital Losses".

United States tax, if any, levied on any gain realized on the disposition of UEC common shares may be eligible for a foreign tax credit or deduction under the Canadian Tax Act to the extent and under the circumstances described in the Canadian Tax Act. Canadian Holders should consult their own tax advisors with respect to the availability of a foreign tax credit or deduction, having regard to their own particular circumstances.

Offshore Investment Fund Property

The Canadian Tax Act contains rules which may require a Canadian Holder to include in income in each year an amount in respect of the holding of an "offshore investment fund property". The Minister of Finance has previously announced that certain prior Proposed Amendments relating to the taxation of Canadian residents investing in non-resident entities (the "FIE Proposals") would not be implemented, and would be effectively replaced with a slightly revised version of the current offshore investment fund property rules. There can be no assurance that these revised proposals will be enacted as proposed or that there may not be further changes in this area.

In general terms, an offshore investment fund property includes a share of a non-resident corporation, but only if (a) the share may reasonably be considered to derive its value primarily from "portfolio investments" in certain underlying assets, and (b) it may reasonably be concluded, having regard to all circumstances, that one of the main reasons for the Canadian Holder acquiring, holding or having an interest in the share was to derive a benefit from such portfolio investments in such assets in such a manner that the taxes, if any, on the income, profits or gains from such assets are significantly less than would have been the case had such income, profits or gains been earned directly by the Canadian Holder. Where applicable, these rules would generally require a Canadian Holder to include in income for each taxation year an imputed amount determined by multiplying the "designated cost" to the Canadian Holder of the share by a factor based on prescribed interest rates (plus two per cent) for the relevant period.

The potential application of these rules to a Canadian Holder in respect of UEC common shares depends, in part, on the reasons for the Canadian Holder acquiring or holding UEC common shares. Canadian Holders should consult with their own tax advisors having regard to their particular circumstances.

Foreign Property Information Reporting

A holder of UEC common shares who is a "specified Canadian entity" for a taxation year or fiscal period (including most Canadian Holders, subject only to certain limited exceptions) and whose total cost amount of "specified foreign property" (including UEC common shares) at any time in the taxation year or fiscal period exceeds C$100,000 will be required to file an information return for the year or fiscal period disclosing prescribed information. Canadian Holders are encouraged to consult their own tax advisors as to compliance with these rules in their particular circumstances.

RESALE OF UEC COMMON SHARES

The UEC common shares to be issued pursuant to the Merger Agreement have been registered under the Securities Act, and may be traded freely and without restriction by those stockholders not deemed to be affiliates (as that term is defined under the Securities Act) of UEC at the material time.

An "affiliate" of UEC is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, UEC at the material time. These restrictions are expected to apply to the directors and executive officers of UEC and the beneficial owners of 10% or more of the outstanding UEC common stock. The same restrictions apply to the spouses and certain relatives of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial or equity interest. UEC will give stop transfer instructions to the transfer agent with respect to the shares of UEC common shares to be received by persons subject to these restrictions, and the certificates for their shares will be appropriately legended.

RELATED TRANSACTIONS AND INTERESTS OF UEC INSIDERS IN THE MERGER

UEC's existing officers and directors will continue to serve UEC following the completion of the Merger. Except for the transactions described below, UEC has not had any transactions since the beginning of UEC's fiscal year ended July 31, 2009, nor does UEC have any currently proposed transactions, in which UEC was or is to be a participant and the amount exceeds $120,000, and in which any of UEC's directors, officers or principal stockholders, or any associate or affiliate of the foregoing, had or will have any material interest, direct or indirect.

During UEC's fiscal year ended July 31, 2010, it had transactions with certain of its officers and directors as follows:

  UEC incurred $151,797 in general and administrative costs paid to a company controlled by a direct family member of an officer (Mr. Adnani); and

  on August 28, 2009, UEC entered into a consulting agreement with a company controlled by a director of UEC (Mr. Essiger). Under the terms of the agreement, UEC issued 300,000 restricted common shares. The fair value of the issuance was $777,000, recorded as stock-based consulting fees.

All related party transactions involving provision of services or tangible assets were recorded at the exchange amount, which is the value established and agreed to by the related parties reflecting arms length consideration payable for similar services or transfers.

Messrs. Adnani and Lindsay are founders, and may be considered promoters, of UEC. Messrs. Adnani and Lindsay were issued an aggregate of 1,575,000 shares of UEC's common stock at a price of $0.0013 per share for total proceeds of $2,100 at the time of the organization of UEC. Neither of Mr. Adnani nor Mr. Lindsay has received anything of value from UEC in their capacities as promoters of UEC.

Amounts owing to related parties are unsecured, non-interest bearing and without specific terms of repayment.

Adnani Executive Services Agreement

On July 1, 2006, UEC's Board of Directors authorized and approved an executive services agreement between UEC and Amir Adnani, as amended by letter agreement dated July 1, 2007, which provided for an initial term expiring July 1, 2009. On July 23, 2009 UEC's Board of Directors approved the entering into a further amended and restated executive services agreement (the "Adnani Agreement") with Amir Adnani Corp. (the "Consultant") with a term expiring on July 23, 2012. Pursuant to the terms and provisions of the Adnani Agreement: (i) through the Consultant, Mr. Adnani shall continue to provide duties to UEC commensurate with his current executive positions as UEC's President and Chief Executive Officer; (ii) UEC shall pay to the Consultant a monthly fee of $19,167; and (iii) UEC shall grant to the Consultant incentive stock options to purchase not less than 365,000 shares at an exercise price of not more than $0.33 per share and exercisable for a period of not less than 10 years from the date of grant. The Adnani Agreement is subject to automatic renewal unless either UEC or Mr. Adnani provides written notice not to renew the Adnani Agreement no later than 90 days prior to the end of the then-current term.

Anthony Executive Services Agreement

On February 15, 2006, UEC's Board of Directors authorized and approved the execution of an employment agreement between UEC and Harry L. Anthony. On July 1, 2006, UEC's Board of Directors approved an amendment to this agreement, extending the initial term thereunder to July 1, 2008. On July 23, 2009 UEC's Board of Directors approved the entering into a further amended and restated executive services agreement with Mr. Anthony (the "Anthony Agreement") with a term expiring on July 23, 2012. Pursuant to the terms and provisions of the Anthony Agreement: (i) Mr. Anthony shall provide duties to UEC commensurate with his executive position as UEC's Chief Operating Officer; (ii) UEC shall pay to Mr. Anthony a monthly fee of $19,167; and (iii) UEC shall grant to Mr. Anthony incentive stock options to purchase not less than 365,000 shares at an exercise price of not more than $0.33 per share and exercisable for a period of not less than 10 years from the date of grant. The Anthony Agreement is subject to automatic renewal unless either UEC or Mr. Anthony provides written notice not to renew the Anthony Agreement no later than 90 days prior to the end of the then-current term.

Obara Builders Ltd. Consulting Services Agreement

On August 15, 2007, with an effective date of July 1, 2007, UEC's Board of Directors authorized and approved the "Obara Builders Consulting Services Agreement". The initial term of the agreement is two years expiring on July 1, 2009. Pursuant to the terms and provisions of the Obara Builders Consulting Services Agreement: (i) Mr. Obara shall continue to provide duties to UEC commensurate with his then positions as UEC's Secretary, Treasurer, Chief Financial Officer and Principal Accounting Officer; (ii) UEC shall pay to Obara Builders Ltd., a private company controlled by Pat Obara, or to Pat Obara personally, a monthly fee of CAD $10,000; (iii) UEC approved the granting of stock options from time to time to Mr. Obara at such fair market exercise price or prices per option share as may be determined by UEC's Board of Directors and UEC confirmed the previous granting of his existing stock options of 200,000 stock options to Mr. Obara to purchase shares of UEC's common stock at $1.30 per share and a further 25,000 stock options to purchase shares of UEC's common stock at $3.30 per share, both for a ten-year term from the date of grant; and (iv) the Obara Builders Ltd. Consulting Services Agreement may be terminated without cause by either party by providing prior written notice of the intention to terminate at least 90 days (in the case of UEC after the initial term) or 30 days (in the case of Mr. Obara) prior to the effective date of such termination.

On March 1, 2008, the Compensation Committee ratified the approval of an increase in the monthly service agreement fee for Mr. Obara from CAD $10,000 to CAD $12,500, which was further raised effective August 1, 2010 to CAD$13,750.

Mr. Obara and UEC intend to enter into an amended agreement but such agreement has not yet been finalized. Mr. Obara continues to provide services under the provisions of the original agreement on a month to month basis in his current position at the Company of Vice-President - Administration.

Katsumata Executive Employment Services Agreement

On January 5, 2011, UEC's Board of Directors approved an Executive Employment Services Agreement (the "Katsumata Agreement") with Mark A. Katsumata, UEC's Secretary, Treasurer and Chief Financial Officer.

Pursuant to the terms of the Katsumata Agreement, Mr. Katsumata will perform such duties and responsibilities as an executive employee as set out in the Katsumata Agreement. In consideration for Mr. Katsumata's services, UEC has agreed to (i) pay Mr. Katsumata a monthly fee in the amount of CDN$12,500; and (ii) subject to applicable rules and policies of relevant regulatory authorities and applicable securities legislation and UEC's stock option plans, grant to Mr. Katsumata incentive stock options to purchase not less than 217,500 common shares; at an exercise price of U.S. $1.50 per option share with respect to not less than 75,000 of the option shares, at an exercise price of U.S. $2.40 per option share with respect to not less than a further 75,000 of the option shares and at an exercise price of U.S. $2.43 per option share with respect to the balance of the option shares; and exercisable for a period of not less than ten years from the date of grant in each instance.

Mr. Katsumata's initial term of employment under the Katsumata Agreement will end on January 5, 2013 (such period, the "Initial Term"). The Katsumata Agreement is subject to automatic renewal unless UEC provides written notice of an intention not to renew the Katsumata Agreement no later than 90 days prior to the end of the then-current term of the Katsumata Agreement. Mr. Katsumata may terminate the Katsumata Agreement upon 60 days prior written notice to UEC. The Katsumata Agreement provides that UEC may terminate Mr. Katsumata's employment without cause, in which event Mr. Katsumata will be entitled to continue to receive the compensation he would have been entitled to until the end of the Initial Term. In addition, either UEC or Mr. Katsumata may terminate the Katsumata Agreement for cause upon 14 days prior written notice under certain circumstances described in the Katsumata Agreement.

Review, Approval or Ratification of Transactions with Related Persons

UEC's Audit Committee is charged with reviewing and approving all related party transactions and reviewing and making recommendations to the board of directors, or approving any contracts or other transactions with any of UEC's current or former executive officers.

DISSENT RIGHTS

Under Nevada law, Concentric stockholders are entitled to dissent from, and obtain payment for, the fair value of their shares in the event the Merger becomes effective. The Merger provisions are technical and require strict compliance, or a stockholder's rights of dissent may be lost. It is a condition of UEC under the Merger Agreement that it may terminate the Merger if holders of more than 5% of Concentric's shares elect to exercise their Dissent Rights. See "Dissent Rights".

EXPERTS

Legal matters in connection with the validity of the securities offered by this proxy statement/prospectus will be passed upon for UEC by McMillan LLP of Vancouver, British Columbia, Canada.

The consolidated financial statements of Uranium Energy Corp. included in Uranium Energy Corp.'s Annual Report (Form 10-K) for the year ended July 31, 2010, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its report thereon, and incorporated herein by reference. Such consolidated financial statements are incorporated herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The combined financial statements of the operations to be acquired by UEC (collectively the "Texas Operations") as at December 31, 2008 and 2007 and for the years then ended, incorporated in this proxy statement/prospectus by reference from the Current Report on Amendment No. 2 to Form 8-K of the Company filed with the SEC on November 22, 2010 have been audited by Deloitte & Touche LLP, independent registered chartered accountants, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

In addition, Schlanger, Silver, Barg & Paine, LLP will deliver an opinion to UEC as to certain U.S. tax matters, and McMillan LLP will deliver an opinion to UEC, as to certain Canadian tax matters.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock offered hereby was employed on a contingency basis, or had, or is to receive, in connection with such offering, a substantial interest, direct or indirect, in UEC, nor was any such person connected with UEC as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

DISCLOSURE OF SEC POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

UEC's directors and officers are indemnified as provided by the Nevada Revised Statutes, its Articles of Incorporation, as amended and its Bylaws.

Insofar as indemnification for liabilities arising under the Securities Act might be permitted to directors, officers or persons controlling UEC under the provisions described above, UEC has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

INFORMATION REGARDING UEC

UEC was incorporated under the laws of the State of Nevada on May 16, 2003 under the name "Carlin Gold Inc." During 2004, UEC changed its business operations and focus from precious metals exploration in the State of Nevada to the exploration for economic reserves of uranium throughout the United States. On February 10, 2005, UEC filed an amendment to its Articles of Incorporation changing its name to "Uranium Energy Corp."

UEC is a U.S.-based company engaged in uranium production, development and exploration activities. UEC's wholly-owned Hobson Processing Plant forms the basis for its regional operating strategy in the South Texas Uranium Belt, which is a primary focus for the Company. Hobson is a fully-licensed and operating facility built to process uranium-loaded resins from satellite mining operations to produce the final U3O8 product. It is centrally located to the Company's three principal projects located in South Texas: the Palangana Mine which started production in November 2010, the Goliad Project which is in the final stages of the mine permitting process and the Salvo Project which is actively being explored.

As of April 30, 2011, the Company had mineral rights covering 51,031 gross acres located in the States of Arizona, Colorado, New Mexico, Texas, Utah, and Wyoming. UEC acquired these mineral rights for the purposes of uranium production, development and exploration through staking and lease or option agreements, subject to varying royalty interests which may be indexed to uranium prices. Many of these mineral rights have been the subject of historical exploration by other mining companies, or developed from internal geologic studies by the Company's geology team including the use of its exploration database to identify targets. UEC believes that its exploration projects are prospective for uranium exploration based on either prior exploration work conducted by other companies, or management information and work products derived from various reports, maps, radioactive rock samples, exploratory drill logs, state organization reports, consultants, geological study, and other exploratory information. The Company has not established proven or probable reserves on any of its projects.

In May 2011, the Company acquired a Paraguayan company which holds a 100% legal and beneficial interest, subject to a 1.5% gross overriding royalty, in two unencumbered prospecting permits covering 247,000 acres located in the area of Coronel Oviedo, Paraguay.

DESCRIPTION OF UEC SHARE CAPITAL

UEC's authorized capital consists of 750,000,000 common shares with a par value of $0.001.

As of July 22, 2011, UEC had 73,482,337 common shares issued and outstanding. All the issued common shares are fully paid and are not subject to any future call or assessment. All the issued common shares rank equally as to voting rights, participation and a distribution of UEC's assets on liquidation, dissolution or winding-up and the entitlement to dividends. Holders of common shares are entitled to receive notice of, attend, and vote at all meetings of stockholders of UEC. Each common share carries one vote at such meetings. Holders of common shares are entitled to dividends if and when declared and, upon liquidation, to receive such portion of the assets of UEC as may be distributable to such holders.

Transfer Agent and Registrar

The Transfer Agent and Registrar for UEC common shares is Transfer Online Inc.

MARKET FOR UEC'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND UEC PURCHASES OF EQUITY SECURITIES

Market for Common Equity

Shares of UEC common stock commenced trading on the OTC Bulletin Board under the symbol "URME" on December 5, 2005. On September 28, 2007, shares of UEC's common stock commenced trading on the NYSE Amex under the symbol "UEC". The market for UEC common stock is limited, and can be volatile. The following table sets forth the high and low sales prices relating to UEC common stock on the NYSE Amex on a quarterly basis for the periods indicated:

Quarter Ended	High	Low
April 30, 2011	$7.08	$3.00
January 31, 2011	$7.48	$3.76
October 31, 2010	$4.25	$2.40
July 31, 2010	$3.30	$2.11
April 30, 2010	$3.90	$2.84
January 31, 2010	$3.90	$2.65
October 31, 2009	$4.16	$2.10
July 31, 2009	$3.45	$1.10
April 30, 2009	$1.45	$0.30
January 31, 2009	$0.80	$0.16
October 31, 2008	$2.21	$0.44

The last reported sales price for UEC shares on the NYSE Amex on July 22, 2011 was $3.73 per share. As of July 22, 2011 UEC had 76 shareholders of record. This number does not include beneficial shareholders whose shares are held in street or nominee names.

Dividend Policy

No dividends have been declared or paid on UEC common stock. UEC has incurred recurring losses and does not currently intend to pay any cash dividends in the foreseeable future.

Securities Authorized For Issuance Under Compensation Plans

UEC has two equity compensation plans, the Uranium Energy Corp. 2006 Stock Incentive Plan (the "2006 Plan") and the Uranium Energy Corp. 2009 Stock Incentive Plan (the "2009 Plan"). The table set forth below presents information relating to UEC's equity compensation plans as of the date of July 31, 2010, the last day of UEC's most recent fiscal year.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding column (a))
Equity Compensation Plans to be Approved by Security Holders (2006 and 2009 Stock Incentive Plans)	9,050,000	$1.64	1,845,114
Equity Compensation Plans Not Approved by Security Holders	500,000(1)	$1.00	Nil

(1)        Represents shares of UEC common stock to be issued upon the exercise of warrants issued pursuant to consulting services agreements.

2006 Stock Incentive Plan

On December 19, 2005, UEC's Board of Directors authorized and approved the adoption of the 2005 stock option plan effective December 19, 2005. On October 10, 2006, UEC adopted the 2006 Stock Incentive Plan in place of the 2005 Stock Option Plan, under which an aggregate of 10,000,000 of UEC shares may be issued. All securities issued under the 2005 Stock Option Plan are covered by the 2006 Stock Incentive Plan. UEC has registered the shares underlying the 2006 Stock Incentive Plan pursuant to a registration statement on Form S-8 with the SEC.

The purpose of the 2006 Stock Incentive Plan is to enhance UEC's long-term stockholder value by offering opportunities to UEC's directors, officers, employees and eligible consultants to acquire and maintain stock ownership in order to give these persons the opportunity to participate in UEC's growth and success, and to encourage them to remain in UEC's service.

The 2006 Stock Incentive Plan is to be administered by UEC's Board of Directors or a committee appointed by and consisting of two or more members of the Board of Directors, which shall determine, among other things, (i) the persons to be granted awards under the 2006 Plan; (ii) the number of shares or amount of other awards to be granted; and (iii) the terms and conditions of the awards granted. UEC may issue restricted shares, options, stock appreciation rights, deferred stock rights, dividend equivalent rights, among others, under the 2006 Plan. An aggregate of 10,000,000 of UEC shares may be issued pursuant to the grant of awards under the 2006 Plan.

An award may not be exercised after the termination date of the award and may be exercised following the termination of an eligible participant's continuous service only to the extent provided by the administrator under the 2006 Stock Incentive Plan. If the administrator under the 2006 Stock Incentive Plan permits a participant to exercise an award following the termination of continuous service for a specified period, the award terminates to the extent not exercised on the last day of the specified period or the last day of the original term of the award, whichever occurs first. In the event an eligible participant's service has been terminated for "cause", he or she shall immediately forfeit all rights to any of the awards outstanding.

The foregoing summary of the 2006 Stock Incentive Plan is not complete and is qualified in its entirety by reference to the 2006 Stock Incentive Plan, a copy of which has been filed with the SEC.

2009 Stock Incentive Plan

On June 5, 2009 UEC's Board of Directors adopted the 2009 Stock Incentive Plan, under which an aggregate of 5,000,000 shares may be issued, and on July 23, 2009, UEC shareholders approved the adoption of its 2009 Stock Incentive Plan in the amount of 5,000,000 shares.

Effective May 25, 2010, UEC's Board of Directors amended the 2009 Stock Incentive Plan to increase the number of shares issuable thereunder from 5,000,000 shares to 7,000,000 shares. On July 22, 2010, UEC's shareholders approved an amendment to its 2009 Stock Incentive Plan increasing the number of shares available under the Plan from 5,000,000 to 7,000,000.

The purpose of the 2009 Stock Incentive Plan is to enhance UEC's long-term stockholder value by offering opportunities to its directors, officers, employees and eligible consultants to acquire and maintain stock ownership in order to give these persons the opportunity to participate in UEC's growth and success, and to encourage them to remain in UEC's service.

The 2009 Stock Incentive Plan is to be administered by UEC's Board of Directors or a committee appointed by and consisting of two or more members of the Board of Directors, which shall determine, among other things, (i) the persons to be granted awards under the 2009 Stock Incentive Plan; (ii) the number of shares or amount of other awards to be granted; and (iii) the terms and conditions of the awards granted. UEC may issue shares, options, stock appreciation rights, deferred stock rights, dividend equivalent rights, among others, under the 2009 Stock Incentive Plan. An aggregate of 7,000,000 of UEC shares may be issued pursuant to the grant of awards under the 2009 Stock Incentive Plan.

An award may not be exercised after the termination date of the award and may be exercised following the termination of an Eligible Participant's continuous service only to the extent provided by the administrator under the 2009 Stock Incentive Plan. If the administrator under the 2009 Stock Incentive Plan permits an Eligible Participant to exercise an award following the termination of continuous service for a specified period, the award terminates to the extent not exercised on the last day of the specified period or the last day of the original term of the award, whichever occurs first. In the event an Eligible Participant's service has been terminated for "cause," he or she shall immediately forfeit all rights to any of the awards outstanding.

The foregoing summary of the 2009 Stock Incentive Plan is not complete and is qualified in its entirety by reference to the 2009 Stock Incentive Plan, a copy of which has been filed with the SEC.

As of the date of this proxy statement/prospectus, there were an aggregate of 8,579,750 stock options granted and outstanding.

Common Stock Purchase Warrants

As of the date of this proxy statement/prospectus, there were an aggregate of 4,348,983 common stock purchase warrants issued and outstanding.

Recent Sales of Unregistered Securities

UEC issued the following unregistered equity securities subsequent to its quarter ended April 30, 2011. All other recent sales of unregistered securities by UEC have been previously disclosed in filings with the SEC:

  Effective June 14, 2010, UEC entered into a consulting agreement. In accordance with the terms of the agreement, UEC has issued shares of the Company's restricted stock to the consultant under such agreement as follows: (i) on May 6, 2011, UEC issued 1,500 shares of restricted common stock at a deemed issuance price of $2.85 per share, (ii) on June 1, 2011, UEC issued a further 1,500 shares of restricted common stock at a deemed issuance price of $2.85 per share, and (iii) on June 30, 2011, UEC issued a further 1,500 shares of restricted common stock at a deemed issuance price of $2.85 per share. In each case UEC relied on an exemption from the registration requirements of the U.S. Securities Act provided in Rule 506 of Regulation D and/or Section 4(2).

  Effective January 15, 2011, UEC entered into a consulting agreement. In accordance with the terms of the agreement, on June 30, 2011, UEC issued 5,000 shares of restricted common stock at a deemed issuance price of $5.15 per share. UEC relied on an exemption from the registration requirements of the U.S. Securities Act provided in Rule Regulation S and/or Section 4(2).

  On May 25, 2011, UEC issued 225,000 shares of restricted common stock at a deemed issuance price of $3.21 per share in connection with UEC's acquisition of a Paraguayan company which holds a 100% legal and beneficial interest, subject to a 1.5% gross overriding royalty, in two unencumbered prospecting permits covering 247,000 acres located in the area of Coronel Oviedo, Paraguay. UEC relied on an exemption from the registration requirements of the U.S. Securities Act provided in Regulation S and/or Section 4(2).

Comparative Stock Performance

UEC shares of common stock commenced trading on the OTC Bulletin Board on December 5, 2005, with the first trade in UEC's common stock occurring on February 17, 2006. UEC shares of common stock were subsequently listed for trading on the NYSE Amex on September 28, 2007. The graph below compares the cumulative total stockholder return on UEC's common stock for the period from February 17, 2006 to July 31, 2006 and for the years ended July 31, 2007 through to July 31, 2010, with the cumulative total return on the shares of common stock of General Moly, Inc. and Uranerz Energy Corp. over the same periods (assuming an investment of $100 in UEC's common stock, General Moly, Inc. and Uranerz Energy Corp. on February 17, 2006, and the reinvestment of all dividends, if any).

INFORMATION REGARDING CONCENTRIC

General

Concentric is an exploration stage company engaged in the exploration of uranium and vanadium. Its principal asset is a set of 370 contiguous, unpatented and lode mining claims on a tract of property, referred to as the Anderson Property, located in a remote area near the town of Wickenburg, Yavapai County, in west-central Arizona. Concentric owns the claims and Anderson Mining, its wholly owned subsidiary, operates the claims.

In the late 1970s, MinEx, a subsidiary of Unocal Corporation, and Urangesellschaft U.S.A, Inc. drilled approximately 1,300 bore holes in the northern portions of the claims Concentric now holds. MinEx subsequently completed a feasibility study for the mining and processing of the resources underlying its claims and was prepared to begin construction of a mine. However, subsequently, both they and Urangesellschaft, abandoned their claims. Concentric believes that the Anderson Property may be a significant resource if the economics of the processing costs and uranium prices are favorable. However, the completion of a feasibility study will be necessary to confirm its belief.

Corporate History

Concentric was formed as a limited liability company in the state of Nevada on July 20, 2001, under the name Concentric Energy, LLC. On June 1, 2004, Concentric was converted into a Nevada corporation called Concentric Energy Corp. It completed a 25-hole drilling program in 2006 to confirm the authenticity of information contained in historical exploration data for a portion of the Anderson Property. The objective of this drilling program was to demonstrate the reproducibility of the historical data and, by doing so, confirm the veracity of the original data for the Anderson Property.

Concentric's exploration activities are currently in the introductory stages. Its exploration program is exploratory in nature and there is no assurance that economically viable mineral reserves, if any, will be found.

Disposition of Non-Uranium Assets

Prior to 2005, Concentric owned interests in certain non-uranium properties in Nevada. In early 2005, Concentric decided to concentrate its efforts solely on uranium exploration and uranium properties. In April 2005, Concentric's board of directors approved a transfer, or a "spin-off," of its non-uranium assets into a newly formed company, Nevada Fluorspar, Inc. that was owned by its then existing stockholders.

Concentric had issued warrants pursuant to a private placement in 2005, prior to the formation of Nevada Fluorspar, Inc. At the time of the "spin- off," it determined that any future proceeds received from the exercise of these warrants would be split between Concentric and Nevada Fluorspar, Inc. 62% and 38%, respectively.

Employees

Concentric has no full-time or no part-time employees.

The Property

The Anderson Property is located in Yavapai County, west-central Arizona, approximately 100 miles northwest of Phoenix and 40 miles northwest of Wickenburg. The general area is situated along the northeast margin of the Date Creek Basin. The Anderson Property is located on the south side of the Santa Maria River approximately 13 miles west of Arizona State Highway 93. The Anderson Property can be accessed through paved, all-weather gravel and dirt roads.

Ownership

The Anderson Property comprises portions of the claim positions held in the 1970s by Minerals Exploration Company of Union 76 Minerals, or MinEx, a subsidiary of Unocal Corporation, and Urangesellschaft U.S.A., Inc., or Urangesellschaft. Hanson Exploration, Inc., or Hanson, consolidated these claim positions under single ownership in 1995. By 1998, Hanson had dropped the claims and Concentric re-staked the claims in 2001. Concentric's claim holdings consist of 370 contiguous, unpatented, lode mining claims (each 600 ft wide by 1,500 ft long) for a total of 7,581 acres (11.85 sq miles).

Concentric also holds 9 placer claims (each 660 ft wide by 1,320 ft long) that superimpose part of the lode claim block. The Bureau of Land Management of the U.S. Department of the Interior, or BLM, owns surface rights in the area, with the exception of state-granted ownership in Section 16, T11N, R10W.

The claim areas previously held by MinEx (to the north) and by Urangesellschaft (to the south) generally overlap the current claim holdings comprising the Anderson Property. Only twenty claims or parts of claims that Concentric currently holds lie outside the areas previously held by MinEx and Urangesellschaft. Conversely, some of the claims formerly held by MinEx and Urangesellschaft lie outside the current claims Concentric holds.

Concentric holds ninety-five percent of its claims by mineral entry on public lands of the United States. Concentric staked its claims using a GPS unit to locate end centers, and it then erected standard 2-inch by 2-inch by 60-inch posts (location monuments) at 10-ft or 20-ft offsets onto each claim from the end center. Concentric then perfected each claim by locating and erecting similar posts at common or stand-alone corners of each claim, depending on the location within the claim block. It placed claim papers in vials on each of the location monuments and marked corner posts with magic marker to delineate them as such.

There has been minor production from the north end of the property during the period from 1955 through 1959, where 195 acres have been classified by the BLM as "disturbed." This area is the result of small-scale mining of oxide ore that outcrops there. All of this work was by open pit methods, consisting of short, shallow, dozer trenches and cleared areas. There are no underground workings on the Anderson Property. The mines are all "open pit" mines.

There are no tailings ponds on the Anderson Property. Some material has been bulldozed around to get at surface ore, but "waste deposits" per se cannot readily be identified. Important natural features include arroyos that transect the Anderson Property, generally flowing northward. A prominent escarpment, capped by conglomerate and/or basalt, passes through the northern part of the property, protecting the underlying ore to the south from oxidation and erosion, two features that characterize the mineralization in the northernmost part of the Anderson Property below the cliff face. Topography is generally rugged, with more relief at the north end of the deposit. The southern part lies on the top of a mesa, so the ground is flat with shallow meandering arroyos. Rugged mountain ranges (the Black Mountains and the Poachie Range) lie north and east of the Anderson Property boundary.

History

Prior Ownership and Exploration Work

Mr. T. R. Anderson of Sacramento, California first detected anomalous radioactivity in the vicinity of the Anderson Property in January 1955 through the use of an airborne scintillometer. He located several hundred claims after ground checking disclosed uranium oxide in outcrop and subsequently drilled and mined the "Anderson Mine", as the operation was known at the time. 10,758 tons of ore averaging 0.15% U 3 O 8 containing 33,230 pounds U3O8 were shipped to Tuba City, Arizona, for custom milling between 1955 and 1959. Production ceased in 1959 when the Atomic Energy Commission terminated its ore purchasing program.

During 1967-68, Getty Oil Company, or Getty, secured an option on claims on the northern portion of the Anderson Property. Getty conducted some drilling and down-hole gamma logging during the option period, but failed to locate a sizeable uranium deposit. Getty dropped its option in 1968.

In 1968, the Tucson office of MinEx received a submittal on the area. UEC did not act on the submittal until 1974, when the increasing price of uranium created a renewed interest in the mineralization in the vicinity of the Anderson Property. Following a field check and evaluation of the 1968 Getty drill data, MinEx took an option on the northern portion of the current Anderson Property in late 1974.

MinEx purchased the northern portion of the current Anderson Property in 1975 after a 53-hole, 19,000-ft drilling program on 800-ft centers confirmed a much greater uranium resource potential than had been interpreted from the 1968 Getty gamma log data. MinEx conducted further exploration work, consisting of a 180-hole, 74,000-ft drill and core program on 400-ft centers, from November 1975 through February 1976 to further delineate the uranium resources. MinEx completed a total of 1,047 holes by rotary and core drilling by the cessation of drilling activities in 1978. MinEx claimed additional land to the north of the deposit for the dumps, mill site and ancillary requirements. MinEx acquired the Palmerita Ranch, located 7 miles west of the deposit along the Santa Maria River, in 1977 to provide a source of water for the operations in the event that closer sources proved inadequate.

In 1973 Urangesellschaft located a claim block, which it referred to as the "Date Creek Project," on the downdip extension of the mineralization immediately to the south of MinEx's claims. Subsequent drilling programs from 1973 to 1979 delineated mineralization from a total of 343 drill holes with 390,550 ft of rotary and core drilling.

The table below summarizes the phases of historical exploration.

Anderson Property Historical Exploration

Exploration Group	Period	Exploration Activities
Mining Group Led by Mr. T. R. Anderson	1955- 1959	Aerial scintillometer surveying, ground prospecting, and outcrop mining
Getty Oil Company	1967- 1968	Limited exploration drilling
Urangesellschaft U.S.A., Inc.	1973- 1979	Exploration drilling: 344 rotary and 33 core holes over a 1,505-acre area
Minerals Exploration Company	1974- 1978	Exploration drilling: 1,047 rotary holes and 72 core holes over a 583-acre area

Depressed uranium prices stalled exploration activities until 1995 when Hanson consolidated portions of the former MinEx and Urangesellschaft claims under single ownership. Concentric has controlled ownership of the Anderson Property since the date it re-staked these claims in 2004.

Legal Proceedings

On June 16, 2010, an involuntary petition for liquidation under Chapter 7 was filed against Concentric Energy Corporation in the U.S. Bankruptcy Court for the District of Arizona. The involuntary bankruptcy proceeding is set for trial in October of 201l.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF CONCENTRIC'S OPERATIONS

Concentric is a mineral resource and exploration company. Since formation, Concentric has acquired six mineral property interests and transferred five of those mineral property interests to Nevada Fluorspar, Inc. in order to focus Concentric's attention on the Anderson Property.

To date, Concentric has generated no revenue and has funded its operations primarily through the sale of equity and debt securities. Concentric has experienced net losses in each year since its inception.

Results of Operations for Concentric

Three Months Ended March 31, 2011 compared to Three Months Ended March 31, 2010

Net Loss. Concentric experienced a net loss of $246,000 for the three months ended March 31, 2011 ("2011 Q1") compared to a net loss of $457,000 for the three months ended March 31, 2010 ("2010 Q1"), reflecting greatly reduced business activity between the periods. During 2011 Q1, Concentric's primary activities were contesting the bankruptcy proceeding and attempting to pursue a sale or merger. During 2010 Q1, Concentric's primary activity was attempting to pursue a sale or merger.

General and Administrative Expenses. During 2011 Q1, general and administrative expenses decreased by $393,000 to $117,000 compared to $510,000 for 2010 Q1. General and administrative expenses for 2011 Q1 included $73,000 of legal expenses defending the involuntary bankruptcy proceeding and other corporate matters relating to efforts to find a merger partner for Concentric. No stock based compensation expense or director's fees were recorded. General and administrative expenses for 2010 Q1 included $9,187 of legal expenses, $358,000 of stock based compensation expense and $74,000 of director's fees, the latter of which were paid in common stock.

Geological and Geophysical Expenses. Concentric incurred no geological and geophysical expenses during the 2011 Q1 or 2010 Q1.

Other Income and Expense. Other income and expense decreased by $182,000 to an expense of $129,000 for 2011 Q1 compared to an income of $53,000 for 2010 Q1. During 2010 Q1, Concentric recognized as other income a decrease in warrant liability of $166,000. During 2011 Q1, no gain or loss associated with a decrease in warrant liability was recorded.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net Loss. Concentric experienced a net loss of $3,440,000 for the year ended December 31, 2010 ("2010") compared to $3,295,000 for the year ended December 31, 2009 ("2009"), primarily as a result of increased general and administrative expenses and decreased other income.

General and Administrative Expenses. During 2010, general and administrative expenses increased by $116,000 to $3,532,000 compared to $3,416,000 during 2009, primarily as a result of increased stock compensation expense ($1,082,000 increase) offset by decreases in payroll expense ($402,000 decrease), director's fees ($219,000 decrease), professional fees ($135,000 decrease), travel expense ($67,000 decrease) and insurance expense ($43,000 decrease). The significant increase in stock compensation expense during 2010 was the result of a change in management which accelerated the vesting of restricted stock. The decrease in the other general and administrative expenses is a reflection of decreased overall activity resulting from Concentric's inability to raise additional capital.

Geological and Geophysical Expenses. During 2010, geological and geophysical expenses decreased by $23,000 to $52,000 compared to $75,000 during 2009. During both of these periods, claims maintenance expense amounted to $52,000 per year.

Other Income and Expense. Other income decreased by $52,000 to $144,000 during 2010 compared to $196,000 during 2009. This decrease was largely the result of interest expense increasing by $120,000 during 2010.

Liquidity and Capital Resources

Since inception, Concentric has financed its operations primarily through private placements of debt and equity securities. Concentric has been unable to raise any material amounts of funds since the second quarter of 2009 when it raised $499,000 in a debenture offering. Since that time, Concentric has relied on advances from its major shareholder and advances from Global Uranium pursuant to the agreement with Global Uranium (see "Merger-Background to the Merger"). Due to the involuntary bankruptcy proceeding pending against Concentric and the failure of the TSX Venture Exchange to approve the agreement with Global, Concentric has been unable to realize the expected benefits of the Global Agreement. Under the Global Agreement, Global Uranium would have been obligated to provide funds for the development of Concentric's mineral assets. At March 31, 2011, the Company has only immaterial amounts of cash.

In anticipation and connection with the Merger Agreement, UEC and Concentric entered into a Secured Loan Agreement pursuant to which UEC loaned $300,000 to Concentric in April of 2011. $200,000 of such loan was used to repay all advances and loans made by Global under the Global Agreement in anticipation of the eventual approval of the Global Agreement by the TSX Venture Exchange and the lifting of the stop trading order. As of the date of this registration statement, the TSX Venture Exchange has not approved the Global Agreement. The balance of the proceeds from the loan from UEC was used to provide working capital to Concentric which has been used in part to fund legal expenses and other expenses of Concentric.

Off-Balance Sheet Arrangements

Concentric does not currently have, nor has it ever had, any off-balance sheet arrangements.

WHERE YOU CAN FIND MORE INFORMATION

UEC has filed with the SEC this registration statement on Form S-4 to register with the SEC the shares of UEC common stock and warrants to be issued to the Concentric shareholders and warrant holders in the merger.  This proxy statement/prospectus is part of the registration statement - a prospectus of UEC and a proxy statement of Concentric for the Concentric special meeting.  The registration statement, including its exhibits and schedules, contains additional relevant information about UEC and UEC's capital stock.

In addition, UEC files reports, proxy statements and other information with the SEC under the Exchange Act.  You may read and copy this information at the SEC:

Public Reference Room
100 F Street, N.E.
Washington, D.C.  20549

You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C.  20549, at prescribed rates.  You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC also maintains an Internet worldwide web site that contains reports, proxy statements and other information about issuers, like UEC, who file electronically with the SEC.  The address of the site is http://www.sec.gov. The SEC allows UEC to "incorporate by reference" information into this proxy statement/prospectus.  This means that UEC can disclose important information to you by referring you to another document filed separately with the SEC.  The information incorporated by reference is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information that is included directly in this proxy statement/prospectus or incorporated by reference subsequent to the date of this proxy statement/prospectus as described below.

This proxy statement/prospectus incorporates by reference the following documents that UEC has filed with the SEC.  They contain important information about UEC and its financial condition.

INCORPORATION OF DOCUMENTS BY REFERENCE

The following documents filed by UEC with the SEC are incorporated by reference in this proxy statement/prospectus:

(a)       UEC's Annual Report on Form 10-K for the fiscal year ended July 31, 2010 that UEC filed with the SEC on October 14, 2010;

(b)       UEC's Quarterly Reports on Form 10-Q for its fiscal quarter ended October 31, 2010 that UEC filed with the SEC on December 10, 2010, for its fiscal quarter ended January 31, 2011 that UEC filed with the SEC on March 14, 2011, and for its fiscal quarter ended April 30, 2011, that UEC filed with the SEC on June 9, 2011;

(c)       UEC's Current Reports on Form 8-K that UEC filed with the SEC on October 29, 2010, November 22, 2010, January 10, 2011, March 4, 2011, May 11, 2011, May 17, 2011, July 11, 2011, and July 20, 2011;

(d)       UEC's Current Report on Form 8-K/A (Amendment No. 2) that UEC filed with the SEC on November 22, 2010, including the combined financial statements of the Texas Operations (acquired by Uranium Energy Corp. on December 18, 2009) for the nine months ended September 30, 2009 (unaudited) and years ended December 31, 2008 and December 31, 2007;

(d)       UEC's proxy statement on Schedule 14A that UEC filed with the SEC on June 9, 2011; and

(e)       The description of UEC's common stock contained in the Registration Statement on Form 8-A, as filed with the SEC on December 12, 2005, as updated in UEC's Current Report on Form 8-K, as filed with the SEC on February 9, 2006, which disclosed the increase in UEC's authorized share capital to 750,000,000 shares of common stock.

In addition, UEC also incorporates by reference additional documents that UEC may file with the SEC between the date of this proxy statement/prospectus and the date of the Concentric special meeting pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act.  These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.  Nothing in this proxy statement/prospectus shall be deemed to incorporate information furnished but not filed with the SEC pursuant to Item 2.02 or Item 7.01 of Form 8-K or any exhibit thereto.

Further, UEC incorporates into this proxy statement/prospectus all filings filed by UEC with the SEC pursuant to the Exchange Act after the date of the initial filing of the Form S-4 registration statement and prior to effectiveness of the registration statement.  This paragraph shall not be included in the final rule 424 proxy statement/prospectus filed with the SEC after declaration of effectiveness of the registration statement.

UEC has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to UEC, and Concentric has supplied all information in this proxy statement/prospectus relating to Concentric.

Documents incorporated by reference are available from UEC without charge, excluding any exhibits or schedules to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/prospectus.  Copies of all exhibits which are filed with the Form S-4, but not incorporated by reference, are available from UEC or Concentric without charge.  You can obtain copies of any of these documents by requesting them in writing or by telephone from Uranium Energy Corp., 1111 West Hastings Street, Suite 320, Vancouver, British Columbia, Canada V6E 2J3; telephone number (604) 682-9775.

Concentric shareholders requesting documents must request them at least five business days before the special meeting in order to receive them before the special meeting.

Neither UEC nor Concentric has authorized anyone to give any information or make any representation about the merger or UEC or Concentric that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated into this proxy statement/prospectus.  Therefore, if anyone gives you information of this sort, you should not rely on it.  If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you.  The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

__________

ANNEX A

Sections 92A.300 and following of Chapter 92A of the Nevada Revised Statutes governing Dissent Rights

Rights of Dissenting Owners

NRS 92A.300 Definitions. As used in NRS 92A.300 to 92A.500, inclusive, unless the context otherwise requires, the words and terms defined in NRS 92A.305 to 92A.335, inclusive, have the meanings ascribed to them in those sections.

(Added to NRS by 1995, 2086)

NRS 92A.305 "Beneficial stockholder" defined. "Beneficial stockholder" means a person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record.

(Added to NRS by 1995, 2087)

NRS 92A.310 "Corporate action" defined. "Corporate action" means the action of a domestic corporation.

(Added to NRS by 1995, 2087)

NRS 92A.315 "Dissenter" defined. "Dissenter" means a stockholder who is entitled to dissent from a domestic corporation's action under NRS 92A.380 and who exercises that right when and in the manner required by NRS 92A.400 to 92A.480, inclusive.

(Added to NRS by 1995, 2087; A 1999, 1631)

NRS 92A.320 "Fair value" defined. "Fair value," with respect to a dissenter's shares, means the value of the shares determined:

1.       Immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable;

2.       Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal; and

3.       Without discounting for lack of marketability or minority status.

(Added to NRS by 1995, 2087; A 2009, 1720)

NRS 92A.325 "Stockholder" defined. "Stockholder" means a stockholder of record or a beneficial stockholder of a domestic corporation.

(Added to NRS by 1995, 2087)

NRS 92A.330 "Stockholder of record" defined. "Stockholder of record" means the person in whose name shares are registered in the records of a domestic corporation or the beneficial owner of shares to the extent of the rights granted by a nominee's certificate on file with the domestic corporation.

(Added to NRS by 1995, 2087)

NRS 92A.335 "Subject corporation" defined. "Subject corporation" means the domestic corporation which is the issuer of the shares held by a dissenter before the corporate action creating the dissenter's rights becomes effective or the surviving or acquiring entity of that issuer after the corporate action becomes effective.

(Added to NRS by 1995, 2087)

NRS 92A.340 Computation of interest. Interest payable pursuant to NRS 92A.300 to 92A.500, inclusive, must be computed from the effective date of the action until the date of payment, at the rate of interest most recently established pursuant to NRS 99.040.

(Added to NRS by 1995, 2087; A 2009, 1721)

NRS 92A.350 Rights of dissenting partner of domestic limited partnership. A partnership agreement of a domestic limited partnership or, unless otherwise provided in the partnership agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the partnership interest of a dissenting general or limited partner of a domestic limited partnership are available for any class or group of partnership interests in connection with any merger or exchange in which the domestic limited partnership is a constituent entity.

(Added to NRS by 1995, 2088)

NRS 92A.360 Rights of dissenting member of domestic limited-liability company. The articles of organization or operating agreement of a domestic limited-liability company or, unless otherwise provided in the articles of organization or operating agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the interest of a dissenting member are available in connection with any merger or exchange in which the domestic limited-liability company is a constituent entity.

(Added to NRS by 1995, 2088)

NRS 92A.370 Rights of dissenting member of domestic nonprofit corporation.

1.       Except as otherwise provided in subsection 2, and unless otherwise provided in the articles or bylaws, any member of any constituent domestic nonprofit corporation who voted against the merger may, without prior notice, but within 30 days after the effective date of the merger, resign from membership and is thereby excused from all contractual obligations to the constituent or surviving corporations which did not occur before the member's resignation and is thereby entitled to those rights, if any, which would have existed if there had been no merger and the membership had been terminated or the member had been expelled.

2.       Unless otherwise provided in its articles of incorporation or bylaws, no member of a domestic nonprofit corporation, including, but not limited to, a cooperative corporation, which supplies services described in chapter 704 of NRS to its members only, and no person who is a member of a domestic nonprofit corporation as a condition of or by reason of the ownership of an interest in real property, may resign and dissent pursuant to subsection 1.

(Added to NRS by 1995, 2088)

NRS 92A.380 Right of stockholder to dissent from certain corporate actions and to obtain payment for shares.

1.       Except as otherwise provided in NRS 92A.370 and 92A.390, any stockholder is entitled to dissent from, and obtain payment of the fair value of the stockholder's shares in the event of any of the following corporate actions:

(a)       Consummation of a plan of merger to which the domestic corporation is a constituent entity:

(1)       If approval by the stockholders is required for the merger by NRS 92A.120 to 92A.160, inclusive, or the articles of incorporation, regardless of whether the stockholder is entitled to vote on the plan of merger; or

(2)       If the domestic corporation is a subsidiary and is merged with its parent pursuant to NRS 92A.180.

(b)       Consummation of a plan of conversion to which the domestic corporation is a constituent entity as the corporation whose subject owner's interests will be converted.

(c)       Consummation of a plan of exchange to which the domestic corporation is a constituent entity as the corporation whose subject owner's interests will be acquired, if the stockholder's shares are to be acquired in the plan of exchange.

(d)       Any corporate action taken pursuant to a vote of the stockholders to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.

(e)       Accordance of full voting rights to control shares, as defined in NRS 78.3784, only to the extent provided for pursuant to NRS 78.3793.

(f)       Any corporate action not described in this subsection that will result in the stockholder receiving money or scrip instead of fractional shares except where the stockholder would not be entitled to receive such payment pursuant to NRS 78.205, 78.2055 or 78.207.

2.       A stockholder who is entitled to dissent and obtain payment pursuant to NRS 92A.300 to 92A.500, inclusive, may not challenge the corporate action creating the entitlement unless the action is unlawful or fraudulent with respect to the stockholder or the domestic corporation.

3.       From and after the effective date of any corporate action described in subsection 1, no stockholder who has exercised the right to dissent pursuant to NRS 92A.300 to 92A.500, inclusive, is entitled to vote his or her shares for any purpose or to receive payment of dividends or any other distributions on shares. This subsection does not apply to dividends or other distributions payable to stockholders on a date before the effective date of any corporate action from which the stockholder has dissented.

(Added to NRS by 1995, 2087; A 2001, 1414, 3199; 2003, 3189; 2005, 2204; 2007, 2438; 2009, 1721)

NRS 92A.390 Limitations on right of dissent: Stockholders of certain classes or series; action of stockholders not required for plan of merger.

1.       There is no right of dissent with respect to a plan of merger, conversion or exchange in favor of stockholders of any class or series which is:

(a)       A covered security under section 18(b)(1)(A) or (B) of the Securities Act of 1933, 15 U.S.C. Section 77r(b)(1)(A) or (B), as amended;

(b)       Traded in an organized market and has at least 2,000 stockholders and a market value of at least $20,000,000, exclusive of the value of such shares held by the corporation's subsidiaries, senior executives, directors and beneficial stockholders owning more than 10 percent of such shares; or

(c)       Issued by an open end management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940 and which may be redeemed at the option of the holder at net asset value, unless the articles of incorporation of the corporation issuing the class or series provide otherwise.

2.       The applicability of subsection 1 must be determined as of:

(a)       The record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the corporate action requiring dissenter's rights; or

(b)       The day before the effective date of such corporate action if there is no meeting of stockholders.

3.       Subsection 1 is not applicable and dissenter's rights are available pursuant to NRS 92A.380 for the holders of any class or series of shares who are required by the terms of the corporate action requiring dissenter's rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in subsection 1 at the time the corporate action becomes effective.

4.       There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the stockholders of the surviving domestic corporation under NRS 92A.130.

5.       There is no right of dissent for any holders of stock of the parent domestic corporation if the plan of merger does not require action of the stockholders of the parent domestic corporation under NRS 92A.180.

(Added to NRS by 1995, 2088; A 2009, 1722)

NRS 92A.400 Limitations on right of dissent: Assertion as to portions only to shares registered to stockholder; assertion by beneficial stockholder.

1.       A stockholder of record may assert dissenter's rights as to fewer than all of the shares registered in his or her name only if the stockholder of record dissents with respect to all shares of the class or series beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on whose behalf the stockholder of record asserts dissenter's rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the partial dissenter dissents and his or her other shares were registered in the names of different stockholders.

2.       A beneficial stockholder may assert dissenter's rights as to shares held on his or her behalf only if the beneficial stockholder:

(a)       Submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter's rights; and

(b)       Does so with respect to all shares of which he or she is the beneficial stockholder or over which he or she has power to direct the vote.

(Added to NRS by 1995, 2089; A 2009, 1723)

NRS 92A.410 Notification of stockholders regarding right of dissent.

1.       If a proposed corporate action creating dissenters' rights is submitted to a vote at a stockholders' meeting, the notice of the meeting must state that stockholders are, are not or may be entitled to assert dissenters' rights under NRS 92A.300 to 92A.500, inclusive. If the domestic corporation concludes that dissenter's rights are or may be available, a copy of NRS 92A.300 to 92A.500, inclusive, must accompany the meeting notice sent to those record stockholders entitled to exercise dissenter's rights.

2.       If the corporate action creating dissenters' rights is taken by written consent of the stockholders or without a vote of the stockholders, the domestic corporation shall notify in writing all stockholders entitled to assert dissenters' rights that the action was taken and send them the dissenter's notice described in NRS 92A.430.

(Added to NRS by 1995, 2089; A 1997, 730; 2009, 1723)

NRS 92A.420 Prerequisites to demand for payment for shares.

1.       If a proposed corporate action creating dissenters' rights is submitted to a vote at a stockholders' meeting, a stockholder who wishes to assert dissenter's rights with respect to any class or series of shares:

(a)       Must deliver to the subject corporation, before the vote is taken, written notice of the stockholder's intent to demand payment for his or her shares if the proposed action is effectuated; and

(b)       Must not vote, or cause or permit to be voted, any of his or her shares of such class or series in favor of the proposed action.

2.       If a proposed corporate action creating dissenters' rights is taken by written consent of the stockholders, a stockholder who wishes to assert dissenters' rights with respect to any class or series of shares must not consent to or approve the proposed corporate action with respect to such class or series.

3.       A stockholder who does not satisfy the requirements of subsection 1 or 2 and NRS 92A.400 is not entitled to payment for his or her shares under this chapter.

(Added to NRS by 1995, 2089; A 1999, 1631; 2005, 2204; 2009, 1723)

NRS 92A.430 Dissenter's notice: Delivery to stockholders entitled to assert rights; contents.

1.       The subject corporation shall deliver a written dissenter's notice to all stockholders entitled to assert dissenters' rights.

2.       The dissenter's notice must be sent no later than 10 days after the effective date of the corporate action specified in NRS 92A.380, and must:

(a)       State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;

(b)       Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;

(c)       Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter's rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(d)       Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered and state that the stockholder shall be deemed to have waived the right to demand payment with respect to the shares unless the form is received by the subject corporation by such specified date; and

(e)       Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive.

(Added to NRS by 1995, 2089; A 2005, 2205; 2009, 1724)

NRS 92A.440 Demand for payment and deposit of certificates; loss of rights of stockholder; withdrawal from appraisal process.

1.       A stockholder who receives a dissenter's notice pursuant to NRS 92A.430 and who wishes to exercise dissenter's rights must:

(a)       Demand payment;

(b)       Certify whether the stockholder or the beneficial owner on whose behalf he or she is dissenting, as the case may be, acquired beneficial ownership of the shares before the date required to be set forth in the dissenter's notice for this certification; and

(c)       Deposit the stockholder's certificates, if any, in accordance with the terms of the notice.

2.        If a stockholder fails to make the certification required by paragraph (b) of subsection 1, the subject corporation may elect to treat the stockholder's shares as after-acquired shares under NRS 92A.470.

3.       Once a stockholder deposits that stockholder's certificates or, in the case of uncertified shares makes demand for payment, that stockholder loses all rights as a stockholder, unless the stockholder withdraws pursuant to subsection 4.

4.       A stockholder who has complied with subsection 1 may nevertheless decline to exercise dissenter's rights and withdraw from the appraisal process by so notifying the subject corporation in writing by the date set forth in the dissenter's notice pursuant to NRS 92A.430. A stockholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the subject corporation's written consent.

5.       The stockholder who does not demand payment or deposit his or her certificates where required, each by the date set forth in the dissenter's notice, is not entitled to payment for his or her shares under this chapter.

(Added to NRS by 1995, 2090; A 1997, 730; 2003, 3189; 2009, 1724)

NRS 92A.450 Uncertificated shares: Authority to restrict transfer after demand for payment. The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.

(Added to NRS by 1995, 2090; A 2009, 1725)

NRS 92A.460 Payment for shares: General requirements.

1.       Except as otherwise provided in NRS 92A.470, within 30 days after receipt of a demand for payment, the subject corporation shall pay in cash to each dissenter who complied with NRS 92A.440 the amount the subject corporation estimates to be the fair value of the dissenter's shares, plus accrued interest. The obligation of the subject corporation under this subsection may be enforced by the district court:

(a)        Of the county where the subject corporation's principal office is located;

(b)        If the subject corporation's principal office is not located in this State, in the county in which the corporation's registered office is located; or

(c)        At the election of any dissenter residing or having its principal or registered office in this State, of the county where the dissenter resides or has its principal or registered office.

The court shall dispose of the complaint promptly.

2.       The payment must be accompanied by:

(a)       The subject corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders' equity for that year or, where such financial statements are not reasonably available, then such reasonably equivalent financial information and the latest available quarterly financial statements, if any;

(b)       A statement of the subject corporation's estimate of the fair value of the shares; and

(c)       A statement of the dissenter's rights to demand payment under NRS 92A.480 and that if any such stockholder does not do so within the period specified, such stockholder shall be deemed to have accepted such payment in full satisfaction of the corporation's obligations under this chapter.

(Added to NRS by 1995, 2090; A 2007, 2704; 2009, 1725)

NRS 92A.470 Withholding payment for shares acquired on or after date of dissenter's notice: General requirements.

1.       A subject corporation may elect to withhold payment from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenter's notice as the first date of any announcement to the news media or to the stockholders of the terms of the proposed action.

2.       To the extent the subject corporation elects to withhold payment, within 30 days after receipt of a demand for payment, the subject corporation shall notify the dissenters described in subsection 1:

(a)       Of the information required by paragraph (a) of subsection 2 of NRS 92A.460;

(b)       Of the subject corporation's estimate of fair value pursuant to paragraph (b) of subsection 2 of NRS 92A.460;

(c)       That they may accept the subject corporation's estimate of fair value, plus interest, in full satisfaction of their demands or demand appraisal under NRS 92A.480;

(d)       That those stockholders who wish to accept such an offer must so notify the subject corporation of their acceptance of the offer within 30 days after receipt of such offer; and

(e)       That those stockholders who do not satisfy the requirements for demanding appraisal under NRS 92A.480 shall be deemed to have accepted the subject corporation's offer.

3.       Within 10 days after receiving the stockholder's acceptance pursuant to subsection 2, the subject corporation shall pay in cash the amount offered under paragraph (b) of subsection 2 to each stockholder who agreed to accept the subject corporation's offer in full satisfaction of the stockholder's demand.

4.       Within 40 days after sending the notice described in subsection 2, the subject corporation shall pay in cash the amount offered under paragraph (b) of subsection 2 to each stockholder described in paragraph (e) of subsection 2.

(Added to NRS by 1995, 2091; A 2009, 1725)

NRS 92A.480 Dissenter's estimate of fair value: Notification of subject corporation; demand for payment of estimate.

1.       A dissenter paid pursuant to NRS 92A.460 who is dissatisfied with the amount of the payment may notify the subject corporation in writing of the dissenter's own estimate of the fair value of his or her shares and the amount of interest due, and demand payment of such estimate, less any payment pursuant to NRS 92A.460. A dissenter offered payment pursuant to NRS 92A.470 who is dissatisfied with the offer may reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of his or her shares and interest due.

2.       A dissenter waives the right to demand payment pursuant to this section unless the dissenter notifies the subject corporation of his or her demand to be paid the dissenter's stated estimate of fair value plus interest under subsection 1 in writing within 30 days after receiving the subject corporation's payment or offer of payment under NRS 92A.460 or 92A.470 and is entitled only to the payment made or offered.

(Added to NRS by 1995, 2091; A 2009, 1726)

NRS 92A.490 Legal proceeding to determine fair value: Duties of subject corporation; powers of court; rights of dissenter.

1.       If a demand for payment remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If the subject corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded by each dissenter pursuant to NRS 92A.480 plus interest.

2.       A subject corporation shall commence the proceeding in the district court of the county where its principal office is located in this State. If the principal office of the subject corporation is not located in the State, it shall commence the proceeding in the county where the principal office of the domestic corporation merged with or whose shares were acquired by the foreign entity was located. If the principal office of the subject corporation and the domestic corporation merged with or whose shares were acquired is not located in this State, the subject corporation shall commence the proceeding in the district court in the county in which the corporation's registered office is located.

3.       The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Non-residents may be served by registered or certified mail or by publication as provided by law.

4.       The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

5.       Each dissenter who is made a party to the proceeding is entitled to a judgment:

(a)       For the amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by the subject corporation; or

(b)       For the fair value, plus accrued interest, of the dissenter's after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470.

(Added to NRS by 1995, 2091; A 2007, 2705; 2009, 1727)

NRS 92A.500 Assessment of costs and fees in certain legal proceedings.

1.       The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

2.       The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:

(a)       Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of NRS 92A.300 to 92A.500, inclusive; or

(b)       Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.

3.       If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

4.       In a proceeding commenced pursuant to NRS 92A.460, the court may assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

5.       To the extent the subject corporation fails to make a required payment pursuant to NRS 92A.460, 92A.470 or 92A.480, the dissenter may bring a cause of action directly for the amount owed and, to the extent the dissenter prevails, is entitled to recover all expenses of the suit.

6.       This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of N.R.C.P. 68 or NRS 17.115.

(Added to NRS by 1995, 2092; A 2009, 1727)

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